12-31-04

ARS

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number : 1-14118

[redacted]

05052835

ANNUAL REPORT

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: [signature]

Name: Marie-É. Chlumecky
Title: Assistant Secretary

Date: April 27, 2005

Annual Report 2004

Strong Leaders Lead



Good Plans Succeed

Quebecor World

It is imperative for us to have the best operating platform and utilization rate in the business.

There is no other recipe for success in one of the most competitive markets in the world.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 35,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico, and India.

Web address: www.quebecorworld.com

Quebecor World

Table of Contents

Financial *Highlights*

(millions of US dollars, except per share data)	2004	2003	2002
Consolidated Results			
Revenues	**$ 6,622.1**	$ 6,391.5	$ 6,271.7
Operating income before depreciation and amortization and before IAROC	**844.9**	675.3	882.8
Operating income before IAROC	**483.4**	315.9	547.2
IAROC	**122.1**	98.3	19.6
Operating income	**361.3**	217.6	527.6
Net income (loss)	**143.7**	(31.4)	279.3
Cash provided by operating activities	**487.8**	461.3	513.4
Free cash flow from operations *	**319.4**	183.3	319.8
Operating margin before depreciation and amortization and before IAROC **	**12.8 %**	10.6 %	14.1 %
Operating margin before IAROC **	**7.3 %**	4.9 %	8.7 %
Operating margin **	**5.5 %**	3.4 %	8.4 %
Segmented Information			
Revenues			
North America	**$ 5,132.4**	$ 5,062.7	$ 5,087.2
Europe	**1,297.4**	1,151.4	1,002.5
Latin America	**192.4**	177.3	183.5
Operating income (loss) before IAROC			
North America	**$ 433.7**	$ 304.1	$ 518.6
Europe	**50.1**	24.3	32.1
Latin America	**1.3**	(3.7)	14.2
Operating margins before IAROC *			
North America	**8.5 %**	6.0 %	10.2 %
Europe	**3.9 %**	2.1 %	3.2 %
Latin America	**0.7 %**	(2.1) %	7.8 %
Financial Position			
Working capital	**$ (35.3)**	$ (172.5)	$ (213.8)
Total assets	**6,244.4**	6,256.9	6,207.4
Long-term debt (including convertible notes)	**1,950.1**	2,009.0	1,822.1
Shareholders' equity	**2,612.6**	2,503.4	2,703.8
Debt-to-capitalization	**43:57**	44:56	40:60
Per Share Data			
Earnings (loss)			
Diluted	**$ 0.80**	$ (0.50)	$ 1.76
Diluted before IAROC	**$ 1.51**	$ 0.03	$ 1.92
Dividends on equity shares	**$ 0.52**	$ 0.52	$ 0.49
Book value	**$ 16.26**	$ 15.51	$ 15.92

IAROC: Impairment of assets, restructuring and other charges.

* Cash provided by operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

** Margins calculated on revenues.

We have made significant progress in improving our profitability by pursuing the right issues.

We are committed to delivering a better, more efficient service to our customers and a better return to our shareholders.



Pierre Karl Péladeau,
President and
Chief Executive Officer

The Right Honourable
Brian Mulroney,
Chairman of the Board

Good Plans *Succeed*

Dear Fellow Shareholders

The past two years have been a pivotal period for Quebecor World. Significant changes have been made to our corporate culture and a comprehensive plan has been implemented to improve profitability throughout our global platform. We are pleased to report that this plan began to deliver solid results in 2004 despite continued challenging market conditions.

Operating income for the year, before impairment of assets, restructuring and other charges, increased by 53% to $483 million. Operating margin, on the same basis, increased to 7.3% from 4.9% in 2003. Net income after impairment of assets, restructuring and other charges was $144 million or $0.80 diluted earnings per share in 2004 compared with a net loss, on the same basis, of ($31 million) or ($0.50) per share in 2003. Revenues were $6.6 billion. Excluding the favorable impact of currency translation and an additional week in 2004, revenues were down 1% due to continued pressure on prices caused by global printing overcapacity.

The Right Path to Follow

Beginning in early 2003, we embarked on a mission to bring back what had made us a strong company – an uncompromising focus on costs. Combined with our efforts to secure new and existing volume, our goal was to deliver improved results to shareholders, regardless of market conditions. Following an extensive review of the Company's global asset base, our new management team developed a multi-year plan focused on reducing costs, improving efficiency, securing volume and utilizing the latest in technology.

Our 2004 results confirm that this plan was, and continues to be, the right path to follow. During the year, in order to further reduce costs and improve efficiency, we reorganized the Company's U.S. magazine and book platforms, involving the closure of one facility and the downsizing of another. We also consolidated several smaller facilities in the U.S. In Europe, we continued the reorganization of the Company's Nordic gravure platform, closing the Stockholm plant in the fourth quarter and relocating some of the equipment to facilities in Finland and Belgium. We also continued to streamline and centralize corporate functions and services.

Decisive actions such as these, while often difficult for those they affect, are vital to our ability to compete in a mature industry. It is imperative for us to have the best operating platform and utilization rate in the business. There is no other recipe for success in one of the most competitive markets in the world.

> *We are determined to be the leader in our industry in all of our product segments and we are doing everything we can to make that happen.*

The 2004 initiatives affected 2,518 positions; on the positive side, the relocation of selected equipment will create 567 new positions spread among several facilities. As well, our work-force reductions have allowed us to significantly reduce our cost base. For example, in 2004 our selling, general and administrative expenses were down by approximately 10% on a comparable basis. Furthermore, we now have a leaner, more nimble corporate structure that can respond more quickly to our customers' needs.

Going forward, one of the ways that we continue to improve our performance is by reviewing the performance of every press in every facility and by establishing a set of operational criteria that are measurable and applicable across the board. This greater level of detail has allowed for some very effective sharing of best practices. It is also proving to be an invaluable tool in making equipment investment decisions for the maximum benefit of shareholders and customers alike.

Strong Leaders Lead

While cost-containment efforts will be ongoing, we believe the Company is at the stage where we can confidently invest in our platform to once again re-assert our market leadership. We are determined to be the leader in our industry in all of our product segments and we are doing everything we can to make that happen.

During the year, we embarked on a major three-year global investment program, which includes the purchase of 22 new presses for our U.S. manufacturing platform. The new wide-web offset presses will firmly establish Quebecor World as the technological leader in the North American printing industry while allowing us to further improve productivity, quality and customer service.

Investments will only be made in plants where certain conditions have been met. A final determination on location will be made based on those conditions and on customer needs to ensure that the equipment is placed where it will be run the most efficiently and thus bring the highest return to shareholders.

Back to Our Roots

One of the best ways to describe the past two years at Quebecor World is that we went back to our roots. Tight controls, close attention to efficiency, careful management of shareholders' money, and financial discipline have been re-established as the fundamental guidelines of the Company. We are very proud to head a management team that deeply understands the importance of these values.

We would like to thank Jean Neveu who took over as interim President and Chief Executive Officer (CEO) in March 2003. Mr. Neveu was part of the original team that built Quebecor World into the largest and most profitable global commercial printer. We would like to commend him for his typically courageous work as interim CEO. Making the tough decisions dictated by circumstances can be a thankless task. Jean tackled the challenges before him with his usual diligence, restoring rigorous financial discipline and helping re-position the Company where it belongs.

We would also like to commend our employees for their great effort in improving performance and ensuring that our customers' needs are satisfied. Our employees can take equal ownership of the Company's significantly improved financial results and we thank them for that.

Tight controls, close attention to efficiency, careful management of shareholders' money, and financial discipline have been re-established as the fundamental guidelines of the Company.

Outlook

The positive trends in our 2004 results confirm that we are on the right track. The improved results were achieved despite continued industry overcapacity and pricing pressures, as well as our internal restructuring initiatives and the movement of equipment in several of our business groups.

The recent re-positioning of our platform has also brought us to a place where we will once again consider acquisitions. There are many acquisition opportunities available, creating a buyer's market.

With a strong management team that is aligned with Quebecor values, we believe that we have the right people in place with the right plans to succeed regardless of market conditions. We are optimistic about the future; however, pricing will continue to be difficult and the way to improved results will come through operational efficiencies and investments in new technology.

Pierre Karl Péladeau,
President and
Chief Executive Officer

The Right Honourable
Brian Mulroney,
Chairman of the Board

February 15, 2005

Over the next three years, our investment in new equipment will take us to a new level and will firmly establish us as the technological leader in the industry.



We Invest
To Be the Best

At Quebecor World our goal is to constantly provide our customers with top quality products and service at the lowest possible cost. We do this through a two-pronged approach, by constantly maintaining a rigorous attention to costs and by utilizing the latest and most efficient technology available. When we invest, we make sure we are optimizing the return for our shareholders by assessing our platform, the market and our customers' needs.

In 2004, after a thorough review of the Company's asset base, Quebecor World embarked on a major three-year strategic investment program involving the purchase of 22 new presses for its U.S. manufacturing operations. The new wide-web offset 48-, 64-, 96- and 128-page presses will establish Quebecor World as the technological leader in the North American printing industry, enabling it to renew and expand its customer base. The investment is focused on Quebecor World's magazine, catalog, retail and book platforms.

Quebecor World's new wide-web offset presses will be equipped with the latest technology, including closed-loop systems. This will help reduce waste and ensure a consistently top-quality product.


ROTOMAN S



By deploying the most up-to-date technology, Quebecor World will be able to significantly increase run rates and further improve efficiencies.







This represents an investment of approximately 330 million dollars. The first 12 presses will be commissioned in 2005 and 2006 and an additional 10 in 2006 and 2007. The presses will be fitted with the latest robotic and automated systems, as well as closed-loop-color and ribbon-control systems, to maximize efficiency and quality. The new equipment will significantly improve efficiency and throughput while delivering improved customer service. The installation of the new presses is being combined with the decommissioning and idling of older, less-efficient assets thereby allowing Quebecor World to improve its operating performance without increasing capacity.

In addition to investing in Quebecor World's U.S. platform, the Company is also making strategic investments to upgrade and improve its asset base in Europe and Latin America. In the fourth quarter of 2004, the Company approved investments to upgrade its offset platform in France and its gravure facility in Belgium.

We are making these investments because we understand the challenges our customers face in a competitive and fluid business environment. Publishers and retailers are looking for ways to address the challenge presented by







Quebecor World's wide-web presses will be fitted with auto-roll loading and automated ribbon-control systems, allowing the presses to run at maximum speed and to deliver a premium-quality product.

other media sectors, while at the same time maintaining the inherent advantages and differentiators that define print media. Our investment in technology is directly targeted at providing our customers with a print platform that delivers flexibility, cycle-time reduction and true value.

Our industry-leading approach to co-mailing and the addition of two new co-mailing machines will allow our customers to offset future postal increases and in some cases significantly reduce their mailing costs. These investments in new technology will better position us to partner with publishers large and small as they launch new titles and grow existing ones.

Investing in the latest robotic technology and automated palletizing will allow Quebecor World to reduce labor costs and increase output.


SYSTEM



2004 was a year that saw a rebound in full-year magazine ad sales and over 1,000 new magazine titles were launched. Market segments such as crafts, games and hobbies, epicurean and regional publications showed strong growth. At the same time, publishers faced challenges such as rising subscriber acquisition costs and rising paper prices. Our equipment purchases and upgrades have been positioned to help our customers meet those challenges while at the same time providing a platform flexible enough to help them grow and develop new business. By providing our customers with a faster, more efficient and cost-effective print platform, coupled with innovative technology solutions, we will help them produce a product that maximizes the inherent strengths of print media.

More than ever, companies are extending their reach beyond traditional boundaries and markets.

By building on existing relationships, we can help customers expand and grow our own business.



Global Reach
Global Advantage

With over 160 plants located in North America, Europe and Latin America, Quebecor World has a greater geographic reach than any other printing company. Chief among the advantages of this platform is our ability to offer global customers a single print supplier enabling them to benefit from manufacturing in, or closer to, their foreign markets. As a trusted supplier, well established across three continents, Quebecor World can also help customers expand their business into new markets. And for book publishers, Quebecor World's Latin American platform offers a low-cost printing alternative to China.

Through its global offering, Quebecor World has recently been successful in significantly increasing its business with IKEA, the world's largest furniture retailer. In 2005, IKEA will produce over 130 million catalogs worldwide, 60 million of which will be produced by Quebecor World. By utilizing 12 plants in four countries across two continents, Quebecor World is able to produce the high volume required, in the time required, and close to the end user, thereby keeping distribution costs to a minimum. Quebecor World's global one-stop shopping is also an important advantage for customers such as Forbes, Hachette, Office Depot, Avon, Scholastic, McGraw-Hill, Santillana and many others doing business with us on more than one continent.

Quebecor World makes the management of a multi-country print process easy thanks to the flexible structure of its international sales force. This structure enables customers to work with Quebecor World at a local, trans-continental or global level either through a one-point contact or through a team of Quebecor World representatives at various locations throughout the world.

Although a global corporation, Quebecor World has local management in all of its locations because of their ability to manage the business and provide first-class local knowledge for their out-of-town and international customers. Their motto is 'Think Global, Act Local'.

We are sending a clear signal to our customers that we are committed to employing the latest technology to help them make better use of print media in building their business.


DANGER
M.E.G

Quebecor World North America

Quebecor World Montreal, from left to right:
Jean Esteve, Diane Ouellette, Manuel Garcia, Van-Tam Truong, Roland Brideau.
Seated in front: Marc-André Gétin.

QW North America
One Focus ... Performance

In North America, as elsewhere in our global platform, we are focusing on the basics that have made us an industry leader: reducing costs, securing volume, improving operational efficiency and deploying the latest technology to ensure that our customers receive the best possible service. A determined effort by all our employees in the United States and Canada allowed us to increase revenues, operating income and margins in 2004. These results were achieved despite a continuing challenging price environment in most of our product segments and restructuring initiatives that temporarily impacted operational efficiencies.

The restructuring initiatives undertaken in North America in 2004 have created a more efficient and profitable platform. A principal component was the reorganization of our U.S. magazine and book platform. This involved the closing of one magazine facility and the downsizing of one of our book facilities. By moving work and relocating selected pieces of equipment, we now have a more effective and efficient platform in both these businesses that can deliver improved service to our customers and returns to our shareholders.

Our drive to improve efficiency has involved a rigorous examination of our asset base on a facility-by-facility basis. We have instituted a scorecard system that tracks a variety of operational criteria including press speed, make-ready times and waste. This system has been implemented in North America and across our global platform. It is allowing us to benchmark facilities and equipment performance so that we can identify best practices and share them throughout our network.

The success of this program and others has allowed us to confidently embark on a three-year strategic investment plan targeted at our North American platform. The first phase of that new equipment will begin to be installed in the latter part of 2005 and will continue through '06 and '07. The investment is primarily targeted at our magazine, catalog, retail and book platforms. It involves the addition of larger, wider and faster presses.

QW North America
One Focus ... Performance

Our plan includes some preset conditions and built-in flexibility. It enables us to make a final determination on location based on our customers' needs and the ability of our facilities to put conditions in place so that equipment can be operated most efficiently and the Company can get the best return on its investment.

At Quebecor World everything we do revolves around our customers' current and future requirements. We are constantly looking for ways to improve and add to our service offering. One of those value-added services is our co-mailing program operated by our logistics service group. Co-mailing means magazine customers can save on their postal costs and take advantage of Quebecor World's strategically located consolidation centers. This and other services are why North American and indeed the world's largest publishers and retailers partner with Quebecor World.

Percentage of Quebecor World Revenue

By Product


Magazines **27%**
Retail Inserts **25%**
Catalogs **16%**
Books **10%**
Specialty Printing and Direct Mail **9%**
Directories **6%**
Pre-media and Logistics **7%**

By Geographic Segment


North America **77%**
Europe **20%**
Latin America **3%**


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Our unrivalled gravure network permits us to produce long-run magazines for Europe's leading publishers, as well as international publications for our North American customers like Forbes.



Quebecor World Europe

Quebecor World Altair, from left to right:
Antonio Guillen, Jesús Sánchez, Juan Bordallo, Javier Martín, Manolo Martín, Angela Pelado, Diego García.

QW Europe
One Focus ... Performance

Quebecor World is the only pan-European printer with facilities in Austria, Belgium, Finland, France, Spain, Sweden, and the United Kingdom, providing customers with both offset and gravure solutions to their printing needs. Quebecor World produces magazines, catalogs, retail inserts, books and other specialty products for Europe and North America's leading publishers and retailers. The European platform is a key element in the Company's global offering. Illustrative of this fact is the Company's relationship with the Swedish home furnishings company IKEA. They are able to use our extensive multi-continent platform to fulfill almost half their catalog print requirements.


Bauen.&
Renovieren


HOMES
& GARDENS
WOHNTRENDS 2005

Quebecor World's European platform produced increases in revenue and volume in 2004 despite continuing negative price pressure and overcapacity in the European print industry. Cost-containment and cost-reduction initiatives continued throughout the platform during the year in an effort to counter the challenging economic environment. Principal among those efforts was the decision to close the Company's Stockholm facility and relocate two gravure presses to facilities in Finland and Belgium. The Company also announced that it was installing a new wide-web offset press in its existing Swedish facility to improve efficiency and customer service.


2005
IKEA

Despite on-going restructuring, results in European operations outside of France were generally positive compared with 2003. The Company continued to work to improve its under-performing French offset operations that have suffered from a lack of investment in appropriate equipment. In 2005 Quebecor World will be ordering a new wide-web press and looking at other measures that should help improve results. While the operating margin in France was negative, it did show an improvement over the previous year.


КЛАРА
НОВИКОВА:
«Я ВСЁ ВРЕМЯ ЖИВУ НА ГРАНИ...»

Because of ongoing over capacity, it is expected that the European pricing environment will continue to be competitive, at least through the first half of 2005. The steps we have taken to reduce costs, improve efficiencies and introduce new technology across our European platform will help us meet the challenges ahead.

Latin America encompasses some of the most rapidly evolving economies in the world, presenting great potential for growth.



Quebecor World Latin America
Quebecor World Pilar, from left to right:
Omar Hilgemberg, Horacio Fronda, Ariel Guiñazu

QW Latin America
One Focus ... Performance

Quebecor World Latin America has more geographic scope than any other printer in the region, with a presence in all of Latin America's major cities. Our facilities are able to work as an integrated network since they are digitally linked. Our products include magazines, catalogs, books, retail inserts and directories. The Latin American operating platform is a smart solution for regional, national and international customers looking for global solutions within the continent or abroad.


Selecciones
Luzca más joven
Quítese 10 años sin cirugía
GUÍA PARA SOBREVIVIR

To leverage our assets in this region, we are employing a pan-american strategy. A good example is how we are positioning our Latin American book platform. While servicing Latin American and international publishers selling into the local market, it is also a cost-effective alternative for North American publishers who are shifting work to China. By using our Latin American alternative, publishers can continue to deal with their current sales representative, they can communicate with our facilities in their own language and in the same or similar time zone. All publishers can be assured of receiving the same top quality and service that Quebecor World delivers to all its customers worldwide. Although the distances are greater, the strengthening euro provides a cost-effective option for European publishers as well. We can successfully compete for non-time-sensitive work despite the additional shipping costs.


Hola,
MI LIBRO Y YO
1


2005
Páginas Amarillas
TPI

While operating in evolving economies can present unique challenges, Quebecor World's experienced Latin American management team has been able to plan accordingly. In 2004 revenues and volumes increased but these gains were offset by a continuing challenging pricing environment. Results were also negatively impacted by the strengthening of local currencies and by changes in product mix.


Cocina casera
Arrollado Primavera

In 2004, selling, general and administrative expenses were lower than the previous year as a result of the restructuring initiatives undertaken in 2003. Additional initiatives were taken in 2004, most significantly in our Sao Paulo, Brazil facility, where we downsized the operation and eliminated certain product lines. Latin America continues to be a continent with great potential for growth. We are confident that our long-term plans for Latin America will create a more efficient platform that will deliver improved results.

At Quebecor World, ensuring a safe and productive workplace is always a top priority. It is a commitment we make to our employees, to our customers and to our shareholders.

Our constant emphasis on safety continues to yield very positive results.



A Safer Workplace
A Stronger Company

Over the past three years, we have reduced the number of recordable accidents within our North American facilities by 30 percent. Improvement such as this does not just happen. It is the end result of our daily efforts to make our work environment as safe as possible. Facilities have safety teams comprised of a cross section of employees who meet on a regular basis to address local safety procedures and issues. The number of recordable accidents decreased during this time period, and the the number of accidents resulting in lost time has also been reduced by 55 percent. Each year we strive to improve on the previous year's safety record and, so far, that goal has been achieved. Not only do we see the positive results internally, but others are also recognizing our safety efforts. Several of our facilities have been recognized by government agencies and local safety organizations for their excellent safety record.

Despite everyone's best efforts, in a manufacturing environment as large and diverse as ours, accidents will happen. When they do, facility management works cooperatively with employees, helping them to return to work as soon as possible since this has proven to be a highly positive factor in a speedy recovery. Throughout the organization, we have dedicated safety experts who constantly monitor, analyze and seek improvements to our work environments. This structure has allowed us to effectively implement various proactive safety initiatives such as those focused on ergonomics and hand safety.

At Quebecor World we do much more than just talk about safety. We have an action plan and we closely monitor our performance. Senior management at our facilities is continually graded on the success of their safety programs. Facility safety performance is one of the key measurements in determining incentive compensation at the facility level. Excellent safety performance is rewarded and recognized as being crucial not only to the well-being of our employees but to the success of our Company.

Strong Values
Best Practices

At Quebecor World, we are committed to adhering to the highest possible standards in all aspects of our activities and our Code of Business Conduct, available on the Corporation's Website at www.quebecorworld.com (under the "investors" tab), reflects that commitment.

We are also committed to adopting and adhering to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), the Corporation complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. *Sarbanes-Oxley Act of 2002.*

Because we consider good corporate governance practices to be an important factor in the overall success of the Corporation, we are proud of our Corporate Governance Guidelines, which are also available on our Website.

Our Corporate Governance Guidelines, which are the result of a comprehensive review of our practices undertaken in the last few years under the leadership of our Board Chair, include a description of (i) the composition and responsibilities of the Board and its committees, (ii) our management succession planning mechanisms, (iii) the assessment process for the Board, its committees, Board and committee chairs and individual directors, (iv) the prohibition on loans to directors and executive officers of the Corporation, (v) our directors' orientation and continuing education policy, (vi) our policies on access by directors to management of the Corporation and independent advisors, (vii) the prohibition on specified non-audit services by the external auditors of the Corporation and (viii) the process we have set up to allow employees and third parties to report any concerns they may have on auditing, accounting or other matters on a confidential and anonymous basis.

The adoption by the Board of written mandates for the Board and its committees, available on our Website, has also been very helpful in communicating to our investors the main responsibilities of the Board and its committees.

Hence, the Board committee mandates provide, amongst other things, that the Audit Committee is responsible for reviewing with management and the external auditor our annual and quarterly financial statements and for monitoring the quality and integrity of the Corporation's internal controls, disclosure controls and procedures and management information systems.

The Human Resources and Compensation Committee's responsibilities include overseeing the succession planning for members of senior management, recommending to the Board senior management appointments and reviewing their performance and compensation and maintaining an assessment and compensation philosophy that rewards the creation of shareholder value.

The responsibilities of the Nominating and Corporate Governance Committee include monitoring and assisting the Board and the Board Chair with respect to the composition of the Board and its committees, assessing the performance of the Board and its committees, Board and committee chairs as well as individual directors, assisting the Board in developing, monitoring and overseeing the Corporation's corporate governance standards and procedures and reviewing periodically the mandates of the Board and its committees.

As for the Pension Committee's responsibilities, they include approving and monitoring the funding policies for the Corporations' pension plans as well as the investment policy and investment objectives and guidelines for the pension plans.

We believe that the delegation of these tasks to Board committees helps the Board in supervising the management of the Corporation's business and affairs in an efficient manner.

As a "foreign private issuer" in the U.S., many of the NYSE corporate governance rules (the "NYSE Rules") are inapplicable to the Corporation. However, we nevertheless voluntarily comply with most of the NYSE Rules. In fact, our corporate governance practices differ significantly in only two ways from those required of U.S. domestic issuers under the NYSE Rules.

The first difference is that under the NYSE Rules, a Compensation Committee, composed solely of independent directors, should evaluate the performance of the Chief Executive Officer (the "CEO") and based on this evaluation, either the Committee or the Committee together with other independent directors should determine the CEO's compensation level. Instead, at the Corporation, the Human Resources and Compensation Committee, which is composed solely of independent directors, reviews and recommends to the Board the objectives that the CEO is expected to attain, assesses the CEO in light of those objectives and recommends to the Board the CEO's compensation. Based on the recommendations of the Human Resources and Compensation Committee, the CEO's compensation is set by the Board of Directors. The CEO does not attend portions of meetings of the Board of Directors where his compensation is discussed or set. The Corporation's Board comprises 12 directors, of whom 7 are independent.

The second significant difference is that the NYSE Rules require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX Company Manual (the "TSX Rules"), on the other hand, provides that only the creation or material amendments to equity compensation plans which provide for new issuance of securities are subject to shareholder approval. The Corporation has set up certain plans that did not require shareholder approval under the TSX Rules and whose material amendment does not require such approval. However, if the Corporation were a U.S. domestic issuer, shareholder approval might be required under the NYSE rules.

Other than these differences, we believe that our corporate governance practices are substantially on par with those followed by U.S. domestic companies listed on the NYSE. We also believe that our corporate governance guidelines anchor us in achieving our principal objectives – the enhancement of shareholder value.

Board of Directors

The Right Honourable Brian Mulroney
Chairman of the Board of QUEBECOR WORLD Inc.
and Senior Partner, OGILVY RENAULT

Reginald K. Brack
Corporate Director

Derek H. Burney, O.C.
Corporate Director

Robert Coallier
Global Chief Business Development Officer,
MOLSON COORS BREWING COMPANY

James Doughan
Corporate Director

Ambassador Richard C. Holbrooke
Vice Chairman of the Board of PERSEUS

Eileen A. Mercier
Corporate Director

Jean Neveu
Chairman of the Board of QUEBECOR INC.
and Chairman of the Board of GROUPE TVA INC.

Robert Normand
Corporate Director

Erik Péladeau
Vice Chairman of the Board
of QUEBECOR WORLD INC.,
Vice Chairman of the Board
of QUEBECOR INC.
and Chairman of the Board
of QUEBECOR MEDIA INC.

Pierre Karl Péladeau
President and Chief Executive Officer
of QUEBECOR WORLD INC.,
President and Chief Executive Officer
of QUEBECOR INC.

Alain Rhéaume
Executive Vice-President and President,
FIDO at ROGERS WIRELESS INC.

Senior
Management

SENIOR MANAGEMENT
QUEBECOR WORLD INC.

Pierre Karl Péladeau
President and
Chief Executive Officer

Claude Hélie
Executive Vice President and
Chief Financial Officer

Kevin J. Clarke
President, Book Services and
Directory Services
QW United States

Brian Freschi
President, Catalog Group and
Retail/Sunday Magazine Group
QW United States

Antonio Galasso
President, Magazine,
Catalog and Specialty Group
QW Canada

Paul Jones
Executive Vice President
International Sales
QW Europe

Antonio Fernandez Jurado
Chief Operating Officer,
Europe (excluding France)
QW Europe

Yvan Lesniak
President of Operations, France
QW Europe

Chuck Miotke
President, Magazine Services
and Direct Group
QW United States

Brad Nathan
President, Logistics Group
QW United States

Hugues Simard
President, Commercial
QW United States

Guy Trahan
President
QW Latin America

Richard Tremblay
President, East Group
QW Canada

CORPORATE OFFICERS

David Blair
Senior Vice President,
Manufacturing, Environment
and Technology

Michèle Bolduc
Vice President, Legal Affairs

Marie Chlumecky
Assistant Secretary

Louise Desjardins
Vice President, Taxation

Marc Doré
Senior Vice President, Material
and Property Management

Diane Dubé
Corporate Controller

Carl Gauvreau
Senior Vice President and
Chief Accounting Officer

Sylvain Levert
Vice President, Procurement

Roger Martel
Vice President, Internal Audit

Roland Ribotti
Assistant Treasurer

Jeremy Roberts
Vice President, Corporate Finance
and Treasury

Tony Ross
Director, Communications

Louis St-Arnaud
Senior Vice President,
Legal Affairs and
Corporate Secretary

Claudine Tremblay
Assistant Secretary

Julie Tremblay
Vice President, Human Resources

Financial *Review*

Table *of Contents*

OVERVIEW

Quebecor World Inc. is one of the largest commercial print media services companies in the world. Quebecor World is the market leader in most of its product categories and geographies. This market-leading position has been built through a combination of integrating acquisitions, investing in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

Quebecor World has facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

The Company offers its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics and other value-added services.

The Company operates in the commercial print media segment of the printing industry and its business groups are located in three geographical regions: North America, which historically represents approximately 80% of the Company's revenues, Europe and Latin America.

The primary drivers affecting the Company are consumer confidence and economic growth rates. These key drivers of demand for commercial print media affect the level of advertising and merchandising activity. The Company uses magazine advertising pages as a key indicator of demand for printing products and services. This indicator, as measured in the United States by the Publishers Information Bureau, showed some positive signs in the last eight months (figure 1).

Revenue by Product-Worldwide ($ millions)

For the quarter and the year ended December 31


Magazines
$491
$1,779
$459
$1,694
Retail inserts
$518
$1,664
$466
$1,520
Catalogs
$298
$1,046
$294
$1,032
Books
$185
$699
$169
$698
Specialty Printing and Direct Mail
$150
$573
$161
$619
Directories
$117
$386
$96
$357
Pre-media, logistics and other value-added services
$136
$475
$97
$472
Fourth Quarter
2004
2003
$0 $150 $300 $450 $600 $750 $900 $1,050 $1,200 $1,350 $1,500 $1,650 $1,800

Figure 2

The Company's 2004 results saw overall volume increases in most of its business groups. Consolidated revenues, operating income and margin improved in 2004 compared to last year, with the strongest results delivered by the North American platform. However, pricing pressures caused by global printing overcapacity continued to adversely impact revenues, partially offsetting gains obtained from volume increases. Despite the negative price pressures, the Company generated record revenues in 2004. The year 2004 was marked by a gradual recovery during the first nine months, while the fourth quarter showed a significant improvement.

Since 2001, global printing overcapacity has created an environment of reduced prices and margins in all of the Company's markets. In this challenging environment, the Company's approach has been to continue to secure and increase new and existing volume and to adopt an uncompromising focus on cost containment and cost reduction. The Company's cost reduction initiatives, undertaken during the last two years, involved workforce reductions, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, in part by consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced Quebecor World's long-term cost structure and improved efficiency across the platform.

During the second quarter of 2004, the Company announced a long-term strategic plan that resulted in additional restructuring initiatives. The Company recorded impairment of assets and restructuring charges for the closing of one facility and the downsizing of another in its North American platform. During the fourth quarter of 2004, the Company continued its plan to reorganize its Nordic gravure platform by closing the Stockholm plant and relocating some of the equipment to facilities in Finland and Belgium. The Company also approved the consolidation of a number of smaller facilities and other workforce reductions. Furthermore, the Company recorded a $38 million impairment on certain assets. The completion of the 2004 initiatives affected 2,518 employee positions in total; however, there were 567 new positions created in other facilities.

As part of the strategic plan, the Company announced its intention to invest in new equipment and technology to reach the next productivity level and to further improve

U.S. Magazine Advertising Pages 2000-2004 (Monthly) Percentage Year-Over-Year Change


20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04

Source: Publishers Information Bureau (PIB)

Figure 1

Impact of Foreign Currency ($ millions)

	Periods ended December 31, 2004	
	Three months	Twelve months
Foreign currency favorable impact on revenues	$ 53.2	$ 190.1
Foreign currency favorable impact on operating income	$ 1.4	$ 5.2

Figure 3

efficiencies and customer service. In July 2004, the Company announced a major capital investment to purchase 22 new presses over the next three years for its U.S. manufacturing platform. The investment in this new equipment and accompanying technology will improve efficiency and through-put as well as enhance customer service by providing publishers and retailers with a more complete integrated and flexible multi-plant manufacturing network. Targeted investments have been made in specific markets where the potential for growth has been identified.

The Company's annual reporting period usually lasts 52 weeks. Every five or six years, the annual reporting period lasts 53 weeks, as is the case in 2004. The additional week has an impact on the comparison of the 2004 results with those from 2003 and 2002. The estimated impact on revenues and operating income is $91 million and $5 million, respectively, for the fourth quarter of 2004.

Financial data has been prepared in conformity with Canadian Generally Accepted Accounting Principles ("GAAP"). However, certain measures used in this discussion and analysis do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms to allow the reconciliation to the closest GAAP measure. Numerical reconciliations are provided in figures 8 and 9. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company's functional currency is the Canadian dollar and its reporting currency is the U.S. dollar.

FOURTH QUARTER IN REVIEW

The Company's consolidated revenues for the fourth quarter were $1,895 million, a 9% increase when compared to $1,742 million for the same period in 2003. Excluding the favorable impact of currency translation (see figure 3) and the additional week in 2004, revenues were up 1% due mainly to an increase in volume in virtually all business groups partially offset by continued price pressures.

The Company assesses performance based on operating income before impairment of assets, restructuring and other charges. The following operating analyses are before impairment of assets, restructuring and other charges.

In the fourth quarter of 2004, operating income, before impairment of assets, restructuring and other charges, increased by 89% to $163 million compared to $86 million in 2003. Operating margin, on the same basis, increased to 8.6% from 5.0% in 2003. The increases in both operating income and margin are due mainly to the increase in volume, cost containment initiatives and headcount reduction, partially offset by price pressures.

In 2004, operating income was affected by recording net specific charges of $9 million in the fourth quarter for various items including provisions for leases and workers' compensation claims related to closed plants, mainly in North America. In 2003, the Company incurred specific charges that reduced operating income by $23 million of which $14 million was related to North America, mainly for provisions for leases and for doubtful accounts, $3 million to Europe and the balance to Latin America and other provisions.

Cost of sales for the fourth quarter of 2004 increased 7% compared to last year, mostly explained by the additional week in 2004. Gross profit margin was 20.0% in the fourth quarter of 2004 compared to 18.8% in 2003. The 2004 and 2003 cost of sales included specific charges of $6 million and $5 million, respectively. Excluding these specific charges as well as the unfavorable impact of currency translation, gross profit margin for the quarter still increased to 20.4% compared to 19.1% last year. Part of the increase in cost of goods sold is explained by an increase in sales for the quarter across the platform. Savings from headcount reductions were offset by the overall increase in sales volume resulting in an increase in labour expense of $9 million for the fourth quarter 2004. The increase in labor expense (2%) was less than the increase in revenues (6%) for the quarter, increasing gross margin and reflecting the impact of restructuring measures to date. Gains on other materials and higher paper prices on scrap paper sales contributed to a reduction in cost of materials by approximately $17 million. Excluding the negative impact of currency translation, these items contributed to improve the gross profit margin for the fourth quarter of 2004.

Selling, general and administrative expenses were $130 million compared with $156 million in 2003, a decrease of $26 million. Excluding the specific charges of $4 million in 2004 and $18 million in 2003, as well as the unfavorable impact of currency translation of $4 million, selling, general and administrative expenses were favorable by $16 million in the fourth quarter of 2004 compared to last year. The savings were mostly explained by workforce reduction which contributed to the decrease in salaries and benefits as well as travel and entertainment expenses.

Depreciation and amortization were $86 million in the fourth quarter of 2004 and 2003. Excluding the impact of currency translation, depreciation and amortization decreased by 3% for the fourth quarter of 2004.

During the fourth quarter, the Company continued its restructuring initiatives and recorded an impairment of assets, restructuring and other charges of $53 million, which included the closing of facilities and a workforce reduction each having an impact on all three segments. These measures are described in section "Impairment of Assets and Restructuring Initiatives".

Financial expenses were $32 million in the fourth quarter of 2004, compared to $80 million in 2003. Two non-recurrent events affected the 2003 fourth quarter financial expenses. First, the Company redeemed the 8.375% Senior Notes and repurchased 89.6% of the 7.75% Senior Notes, which resulted in a $30 million charge on extinguishment of long-term debt. Furthermore, the financial expenses for the fourth quarter of 2003 included a $5 million exchange loss on the currency translation adjustment due to the reduction of a net investment in Latin America. Excluding these two events, financial expenses were down $13 million in the fourth quarter of 2004 compared to 2003. A lower average volume of debt mainly explained the reduction in the fourth quarter of 2004 combined with the net impact of the mix of the debt portfolio.

Income taxes were $33 million in the fourth quarter of 2004 compared to $37 million in 2003. Income taxes before impairment of assets, restructuring and other charges were $40 million in the fourth quarter of 2004 compared to $43 million in 2003. The fourth quarter of 2003, income taxes before impairment of assets, restructuring and other charges included two non-recurring items; an unfavorable adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States for $28 million, and an additional charge of $18 million reflecting a revised expectation of tax asset recovery and liabilities from prior years. When excluding these items, income taxes before impairment of assets, restructuring and other charges increased in the fourth quarter of 2004. The increase in income taxes was due to an increase in profits before taxes in countries with a higher overall tax rate and as a result of valuation allowances recorded on certain tax assets.

For the fourth quarter ended December 31, 2004, the Company reported a diluted earnings per share of $0.26 compared to a loss per share of $0.48 in 2003. These results incorporated impairment of assets, restructuring and other charges of $53 million ($47 million net of taxes) or $0.34 per share compared with $21 million ($16 million net of taxes) or $0.12 per share in 2003. Excluding the effect of impairment of assets, restructuring and other charges, the fourth quarter of 2004 resulted in earnings per share of $0.60 compared with a loss per share of $0.36 in the same period of 2003. The specific charges of $9 million ($5 million net of taxes) for the fourth quarter of 2004 and $23 million ($18 million net of taxes) for the same period in 2003, negatively impacted earnings per share by $0.04 in 2004 and $0.14 in 2003.

In 2003, a series of non-recurring items such as a $30 million charge on extinguishment of long-term debt, a $5 million loss from currency translation adjustment and the combined effect on the income tax expense of the items described above ($46 million) reduced earnings per share by $0.53.

YEAR 2004 IN REVIEW

The Company's consolidated revenues for 2004 were $6,622 million, a 4% increase when compared to $6,392 million in 2003. Excluding the favorable impact of currency translation (see figure 3) and the additional week in 2004, revenues were down 1% due to continued pressure on prices.

On a full year basis, the Company incurred specific charges that reduced operating income by $19 million for various items including provisions for leases, favorable legal claim settlements, and workers' compensation claims related to closed plants, mainly in North America. In 2003, the Company incurred specific charges that reduced operating income by $79 million of which $58 million was related to North America, $8 million to Latin America, $6 million to Europe and the balance to other provisions.

For the full year of 2004, operating income, before impairment of assets, restructuring and other charges, increased by 53% to $483 million compared to $316 million in 2003. Operating margin, on the same basis, increased to 7.3% from 4.9% in 2003. The significant increases in both operating income and margin are due mainly to the increase in volume, cost containment initiatives and headcount reduction, partially offset by price pressures.

Segmented Results of Operations ($ millions)
Selected Performance Indicators

	North America		Europe		Latin America		Inter-Segment and Others		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Three months ended December 31										
Revenues	**$ 1,460.3**	$ 1,354.9	**$ 376.6**	$ 340.3	**$ 56.2**	$ 47.9	**$ 1.6**	$ (1.5)	**$ 1,894.7**	$1,741.6
Operating income (loss) before depreciation and amortization and before IAROC	**209.9**	144.0	**35.5**	35.0	**0.9**	3.4	**9.9**	(3.3)	**256.2**	179.1
Operating income (loss) before IAROC	**138.5**	71.0	**16.5**	18.1	**(1.8)**	0.9	**9.6**	(3.6)	**162.8**	86.4
IAROC	**16.5**	17.9	**31.6**	1.2	**4.6**	2.2	**0.5**	0.2	**53.2**	21.5
Operating income (loss)	**122.0**	53.1	**(15.1)**	16.9	**(6.4)**	(1.3)	**9.1**	(3.8)	**109.6**	64.9
Operating margin before depreciation and amortization and before IAROC	**14.4 %**	10.6 %	**9.4 %**	10.3 %	**1.7 %**	7.1 %			**13.5 %**	10.3 %
Operating margin before IAROC	**9.5 %**	5.2 %	**4.4 %**	5.3 %	**(3.2) %**	1.9 %			**8.6 %**	5.0 %
Operating margin	**8.4 %**	3.9 %	**(4.0)%**	5.0 %	**(11.4) %**	(2.5)%			**5.8 %**	3.7 %
Capital expenditures	**$ 24.1**	$ 28.3	**$ 7.2**	$ 8.0	**$ 0.5**	$ 1.0	**$ –**	$ 0.2	**$ 31.8**	$ 37.5
Change in non-cash balances related to operations, cash flow (outflow)	**121.4**	261.3	**42.4**	23.4	**12.6**	10.0	**(3.3)**	(18.7)	**173.1**	276.0
Year ended December 31										
Revenues	**$ 5,132.4**	$ 5,062.7	**$ 1,297.4**	$1,151.4	**$ 192.4**	$ 177.3	**$ (0.1)**	$ 0.1	**$ 6,622.1**	$6,391.5
Operating income (loss) before depreciation and amortization and before IAROC	**712.6**	588.2	**120.5**	87.5	**12.3**	6.9	**(0.5)**	(7.3)	**844.9**	675.3
Operating income (loss) before IAROC	**433.7**	304.1	**50.1**	24.3	**1.3**	(3.7)	**(1.7)**	(8.8)	**483.4**	315.9
IAROC	**74.8**	78.5	**40.6**	6.8	**5.7**	11.8	**1.0**	1.2	**122.1**	98.3
Operating income (loss)	**358.9**	225.6	**9.5**	17.5	**(4.4)**	(15.5)	**(2.7)**	(10.0)	**361.3**	217.6
Operating margin before depreciation and amortization and before IAROC	**13.9 %**	11.6 %	**9.3 %**	7.6 %	**6.4 %**	3.9 %			**12.8 %**	10.6 %
Operating margin before IAROC	**8.5 %**	6.0 %	**3.9 %**	2.1 %	**0.7 %**	(2.1)%			**7.3 %**	4.9 %
Operating margin	**7.0 %**	4.5 %	**0.7 %**	1.5 %	**(2.3) %**	(8.7)%			**5.5 %**	3.4 %
Capital expenditures	**$ 106.5**	$ 187.9	**$ 22.2**	$ 45.6	**$ 3.8**	$ 8.9	**$ 0.1**	$ 0.7	**$ 132.6**	$ 243.1
Change in non-cash balances related to operations, cash flow (outflow)	**(202.0)**	(0.1)	**1.1**	4.5	**18.0**	5.2	**23.6**	2.0	**(159.3)**	11.6

IAROC: Impairment of assets, restructuring and other charges.

Figure 4

Cost of sales for the full year of 2004 increased 3% compared to last year, mostly explained by the additional week in 2004. Gross profit margin was 19.6% in 2004 compared to 18.8% in 2003. The 2004 and 2003 cost of sales included specific charges of $9 million and $41 million, respectively. Excluding these specific charges as well as the unfavorable impact of currency translation, gross profit margin for the year was 19.9% compared to 19.5% last year. Despite an increase in sales volume across the platform in 2004, labor decreased by $12 million. Gains on other materials and higher paper prices on scrap paper sales contributed to a reduction in cost of materials by approximately $51 million. These elements were partly offset by operational inefficiencies in certain plants, mainly those involved with installation and transfer of equipment, in the third quarter. Excluding the negative impact of currency translation, these items contributed to improve the gross profit margin for 2004.

Selling, general and administrative expenses were $480 million compared with $551 million in 2003, a decrease of $71 million. Excluding the specific charges of $9 million in 2004 and $38 million in 2003, as well as the unfavorable impact of currency translation of $16 million, selling, general and administrative expenses were favorable by $58 million in 2004, compared to last year. On a year-to-date basis, the savings were explained by workforce reductions which contributed to the decrease in salaries and benefits as well as travel and entertainment expenses.

Depreciation and amortization were $335 million and $336 million in 2004 and 2003, respectively. Excluding the impact of currency translation, depreciation and amortization decreased by 3% in 2004.

The Company continued its restructuring initiatives in 2004 and recorded a net restructuring charge of $122 million, which reflected closure of facilities in North America and Europe, further workforce reductions, and additional impairment of assets accross the plaform. These measures are described in the section "Impairment of Assets and Restructuring Initiatives".

Financial expenses were $133 million in 2004, compared to $207 million in 2003. Two non-recurrent events affected the 2003 financial expenses. First, the Company redeemed the 8.375% Senior Notes and repurchased 89.6% of the 7.75% Senior Notes which resulted in a $30 million charge on extinguishment of long-term debt. Furthermore, the financial expenses for 2003 included a $5 million exchange loss on the currency translation adjustment due to the reduction of a net investment in Latin America. Excluding these two events, financial expenses were down by $39 million in 2004 compared to 2003. Part of the decrease is a direct effect of the above-mentioned repurchase and redemption of Senior Notes. These transactions lowered the 2004 expense by $8 million. A lower average volume of debt mainly explains the rest of the reduction in 2004 combined with the net impact of the mix of the debt portfolio and reduced losses on foreign exchange compared with 2003.

Income taxes were $79 million in 2004 compared to $39 million in 2003. Income taxes before impairment of assets, restructuring and other charges were $106 million in 2004 compared to $66 million in 2003. The 2003 income taxes before impairment of assets, restructuring and other charges included two non-recurring items which occurred in 2003; an unfavorable adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States for $28 million and an additional charge of $25 million reflecting revised expectation of tax asset recovery and liabilities from prior years. When excluding these items, income taxes before impairment of assets, restructuring and other charges increased in the year 2004. The increase in income taxes was due to an increase in profits before taxes in countries with a higher overall tax rate and as a result of valuation allowances recorded on ceratin tax assets.

For the year ended December 31, 2004, the Company reported a diluted earnings per share of $0.80 compared to a loss per share of $0.50 in 2003. These results incorporated impairment of assets, restructuring and other charges of $122 million ($95 million net of taxes) or $0.71 per share compared with $98 million ($71 million net of taxes) or $0.53 per share in 2003. Excluding the effect of impairment of assets, restructuring and other charges, 2004 diluted earnings per share were $1.51 compared with $0.03 in 2003. The specific charges of $19 million ($12 million net of taxes) for 2004 and $79 million ($57 million net of taxes) in 2003, also negatively impacted earnings per share by $0.09 in 2004 and $0.42 in 2003.

In 2003, a series of non-recurring items such as a $30 million charge on extinguishment of

Selected Annual Information ($ millions, except per share data)

	Years ended December 31 [1] 2004	2003	2002
Consolidated Results			
Revenues	**$ 6,622.1**	$ 6,391.5	$ 6,271.7
Operating income before depreciation and amortization and before IAROC	**844.9**	675.3	882.8
Operating income before IAROC	**483.4**	315.9	547.2
IAROC	**122.1**	98.3	19.6
Operating income	**361.3**	217.6	527.6
Net income (loss)	**143.7**	(31.4)	279.3
Financial Position			
Total assets	**6,244.4**	6,256.9	6,207.4
Total long-term debt and convertible notes	**1,950.1**	2,009.0	1,822.1
Per Share Data			
Earnings (loss)			
Basic	**0.80**	(0.50)	1.78
Diluted	**0.80**	(0.50)	1.76
Diluted before IAROC	**1.51**	0.03	1.92
Dividends on preferred shares	**1.26**	1.17	0.96
Dividends on equity shares	**0.52**	0.52	0.49

IAROC: Impairment of assets, restructuring and other charges.

[1] Annual information for 2004 consisted of 53 weeks whereas information for 2003 and 2002 consisted of 52 weeks.

Figure 5

long-term debt, a $5 million loss from currency translation adjustment and the combined effect on the income tax expense of the items described above ($53 million) reduced earnings per share by $0.56.

YEAR 2003 IN REVIEW

In 2003 and 2002, certain reclassifications have been made to conform with the basis of presentation adopted in 2004.

In 2003, the difficult economic environment and the global overcapacity in the print media industry resulted in increased competition and severe pressure on prices. In reaction to this environment, the Company's approach was to secure and increase new and existing volume and to contain and reduce costs. These measures were implemented across the platform, on the operational side as well as in the administrative functions.

Revenue increased from $6,272 million in 2002 to $6,392 million in 2003, an increase of 2%, explained by the favorable impact of currency translation and the aquisition of the printing assets of Hachette Filipacchi Medias. The reduction in revenues, when excluding these factors, was a reflection of the pricing pressure in all business segments, despite the overall volume increase.

In 2003, the Company incurred specific charges that reduced operating income totalling $79 million of which $58 million related to North America, and included a $15 million adjustment caused by the rapid growth and systems issues in the North American Logistics business, a $16 million provision for doubtful accounts and $9 million for lease provisions. In Latin America and Europe, specific charges amounted to $8 million and $6 million, respectively. From the total specific charges, a portion of $38 million increased selling, general and administrative expenses.

Operating income, before impairment of assets, restructuring and other charges, fell by 42% to $316 million in 2003, from $547 million in 2002. Operating margin, on the same basis, declined to 4.9% in 2003 from 8.7% in 2002. Reduced capacity utilization and pricing pressures were largely responsible for the lower operating margin. Operating margin was also negatively affected by increases in pension, utilities and medical expenses.

Depreciation and amortization were $336 million in 2003, compared to $316 million in 2002. This increase was primarily due to new capital expenditures including the purchase of presses that were previously under operating leases.

Selling, general and administrative expenses were $551 million in 2003 compared with $523 million in 2002, an increase of $28 million. Excluding specific charges totalling $38 million, as well as the impact of currency translation of $23 million, selling, general and administrative expenses improved by $33 million or 6%. This resulted from workforce reductions and other cost containment measures despite increases in employee benefit expenses, such as medical, pension and accounting for stock-based compensation.

In 2003, impairment of assets, restructuring and other charges of $98 million were recorded following management's detailed review of the Company's operations and administrative functions.

Financial expenses were $207 million in 2003, compared to $155 million in 2002. The 2003 results included a $30 million charge on extinguishment of long-term debt related to the redemption of the 8.375% senior notes and the repurchase of 89.6% of the 7.75% senior notes in the fourth quarter of 2003. The 2003 financial expenses also included an exchange loss of $5 million from the currency translation adjustment account for the reduction of a net investment in Latin America. Excluding these two events, financial expenses increased by $17 million from 2002. Despite the higher level of debt at year-end, the average volume for 2003 was similar to the previous year. The higher expenses were mainly due to the net impact of the currency mix of the debt portfolio, the higher fixed component of the debt denominated in U.S. dollars and losses on foreign exchange due to the weaker U.S. dollars.

Income tax expenses were $39 million in 2003 compared with $91 million in 2002. The income taxes in 2003 included the following two items; an adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States for $28 million; and an additionnal charge of $25 million reflecting a revised expectation of tax asset recovery and liabilities from prior years. When excluding these items, the income tax would be a recovery, since earnings before taxes were generated in jurisdictions with lower tax rates, whereas income taxes on restructuring and other charges were recovered in jurisdictions with higher tax rates.

For the year ended December 31, 2003, the Company reported a loss per share of $0.50 compared to a diluted earnings per share of $1.76 in 2002. These results incorporated impairment of assets, restructuring and other charges of $98 million ($71 million net of taxes) or $0.53 per share compared with $20 million ($24 million net of taxes) or $0.16 per share in 2002. Excluding the effect of impairment of assets, restructuring and other charges, 2003 resulted in diluted earnings per share of $0.03 compared with $1.92 in 2002. The specific charges of $79 million ($57 million net of taxes) also negatively impacted earnings per share by $0.42. The refinancing of the long-term debt, which generated a charge on extinguishment of long-term debt of $30 million ($18 million net of taxes) and a $5 million loss from the currency translation adjustment further lowered earnings per share by $0.17. The impact of the special tax items as described above also reduced earnings per share by $0.39 ($53 million reduction of net income).

SEGMENT REVIEW

The following is a review of activities by business group. The operating analysis is before impairment of assets, restructuring and other charges.

North America

North American revenues for the fourth quarter of 2004 were $1,460 million, up 8% from $1,355 million in 2003. On a full year basis, revenues increased 1% to $5,132 million in 2004 from $5,063 million in 2003. Excluding the effect of currency translation, revenues increased by 6% in the fourth quarter and remained flat for the year compared to 2003. The impact of the additional week in 2004, as previously mentioned in the overview, is felt mostly in the results of the North American segment. However, none of the business groups are significantly impacted by this item.

The following is a review of the North American activities by business group. The North American segment is made up of the following business groups: Magazine, Catalog, Retail, Book & Directory, Commercial & Direct, Canada and Other Domestic Revenues.

Magazine

Magazine revenues for the fourth quarter of 2004 were $233 million, up 6% from

Revenue by Business Group ($ millions)

For the quarter and the year ended December 31



Magazine
$233
$857
$220
$838
Catalog
$192
$672
$178
$685
Retail
$296
$997
$260
$930
Book & Directory
$203
$747
$184
$750
Commercial & Direct
$142
$540
$165
$605
Canada
$289
$946
$259
$910
Europe
$376
$1,297
$340
$1,151
Latin America
$56
$192
$48
$177
Other Domestic Revenues
$108
$374
$88
$346
Fourth Quarter
2004
2003
$0
$150
$300
$450
$600
$750
$900
$1,050
$1,200
$1,350
$1,500
$1,650
$1,800

Figure 6

$220 million in 2003. On a full year basis, revenues increased by 2% to $857 million in 2004, from $838 million in 2003.The increase was due mainly to a favorable product mix in the fourth quarter and also a 2% and 3% volume increase in the fourth quarter and full year, respectively. Operating income and margin decreased in the fourth quarter due to the operational inefficiencies in start-up and freight costs at two facilities related to the closure of the Effingham, Illinois facility in the third quarter. Operating income for the full year was slightly higher due to cost saving initiatives, however, the operating margin decreased due to the effects of the Effingham closure.

The Magazine group is continuing to secure market share by extending current contracts and increasing volume for customers such as Hearst, Forbes, Bauer and Wenner.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount was reduced by 687 employees or approximately 11%.

Catalog

Catalog revenues for the fourth quarter of 2004 were $192 million, up 8% from $178 million in 2003. On a full year basis, revenues decreased by 2% to $672 million in 2004, from $685 million in 2003.Volume was up 14% for the quarter and 3% for the full year. Prices were slightly down for both the quarter and full year. Operating margins for both the fourth quarter and the full year increased mainly due to the volume increase in the fourth quarter.

The Catalog group is continuing to secure market share by extending current contracts and increasing volume for customers such as JC Penney, Brylane and Oriental Trade Company.

Selling, general and administrative expenses were slightly higher in the fourth quarter of 2004 compared to 2003. On a full year basis, selling, general and administrative expenses decreased compared to 2003 due mainly to savings from cost containment initiatives and headcount reductions. Year-over-year headcount was reduced by 171 employees or approximately 4%.

Retail

Retail revenues for the fourth quarter of 2004 were $296 million, up 14% from $260 million in 2003. On a full year basis, revenues increased by 7% to $997 million in 2004, from $930 million in 2003.The increase was due mainly to an increase in volume of 11% for the quarter and 6% for the full year, partly offset by the negative impact for the year of lower priced work and price pressures. Operating income and margin improved compared to last year as a result of savings from cost control initiatives and operational efficiency gains.

The Company's North American Retail network, built through strategic investments in both gravure and offset technologies, provides customers with a unique coast-to-coast platform allowing for large-run national campaigns or shorter-run multi-versioned ones. Competition is fierce but the group reported significant volume increases with customers such as Home Depot, JC Penney, CVS and Lowe's.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 164 employees or approximately 5%.

Book & Directory

Book & Directory revenues for the fourth quarter of 2004 were $203 million, up 11% from $184 million in 2003. Excluding the favorable impact of paper sales, revenues for the fourth quarter increased 6% compared to 2003. On a full year basis, revenues decreased slightly to $747 million in 2004, from $750 million in 2003. Volume for the Book group was up 8% for the quarter, as a result of strong demand in the adult trade and educational book market and was up 2% for the full year. For the Directory group, volume was up 29% for the fourth quarter and 20% for the full year. Prices were down both for the quarter and for the year in both segments. The price erosion in Directory is explained by more volume from independent directory publishers replacing one major contract terminated in 2003, as well as less demand for 4-color work. For the Book group, prices decreased due to a heavier mix of one and two-color work and competitive market conditions.

While competition for the Directory market share for the major telecom business continues to remain fierce, the Company has and will continue to defend and grow its market share in this robust domestic market through early contract renewals and new business in the independent markets.

During the third quarter, the Company embarked on an initiative to more closely link our Latin American Book and Directory facilities with their North American counterparts to expand the capacity and capabilities to its overall customer base.This initiative will continue through 2005.

Operating income increased in both the fourth quarter and full year of 2004 compared to 2003 due to productivity gains and other cost containment initiatives. The operating margin for the fourth quarter slightly decreased, while it increased for the year compared to 2003. Selling, general and administrative expenses were lower compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions.

During the second quarter of 2004, the Company announced restructuring initiatives that included the downsizing of the Kingsport, Tennessee facility in the Book Group. For the year, total headcount in Book & Directory operations decreased by 748 employees, or approximately 14%.

Commercial & Direct

Commercial & Direct revenues for the fourth quarter of 2004 were $142 million, down 14% from $165 million in 2003. On a full year basis, revenues decreased 11% to $540 million in 2004, from $605 million in 2003. The decrease in revenues was mainly due to a drop in volume and prices in Commercial in both the fourth quarter and full year, due to intense competition. In Commercial, volume was down 12% and 19% for the fourth quarter and the full year, respectively, compared to 2003. In Direct, volume was up 2% for the fourth quarter and flat for the full year compared to 2003, while prices were positive for both periods due to a favorable product mix. Operating income in Commercial & Direct decreased in both the fourth quarter and full year due mainly to the volume and pricing pressures in the Commercial market. The operating margin for the fourth quarter was flat, while it increased for the year compared to 2003, due to cost containment initiatives.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 295 employees or approximately 10%.

Canada

The Canadian business group operates mainly in the Retail, Magazine, Catalog, Directory, Book and Specialty Printing markets. Canadian revenues for the fourth quarter of 2004 were $289 million, up 11% from $259 million in 2003. On a full year basis, revenues increased by 4% to $946 million in 2004, from $910 million in 2003. Excluding the favorable impact of currency translation, revenues increased 3% for the quarter but decreased 4% for the full year compared to 2003. Volume increased 10% in the fourth quarter and 6% for the full year compared to the same periods in 2003, due mainly to gains in the Retail market from current and new customers, partially offset by a shortfall in the Magazine market. Despite a volume increase, market conditions remained extremely competitive as reflected in the pricing. Operating income and margin improved compared to last year as a result of savings from cost control initiatives and operational efficiency gains.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 453 employees or approximately 8%.

Other Revenue

Other sources of revenue in North America include Quebecor World Premedia and Logistics.

Premedia revenues for the fourth quarter were $17 million, down 3% from $18 million in 2003. On a full year basis, revenues were $69 million in 2004, down 8% from $75 million in 2003. Volume increased by 55% in the fourth quarter of 2004 and 36% for the full year due mainly to renewals and new gains for low margin services type of work. Prices were negatively impacted by the economic environment where customers continue to look for ways to reduce their costs, mainly by taking more of the higher margin services in-house. While operating income and margin for the full year decreased due to the loss of the higher margin services, both increased for the fourth quarter compared to last year due mainly to the increased volume.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 53 employees or approximately 11%.

Logistics revenues for the fourth quarter were $89 million, up 18% from $76 million in 2003. On a full year basis, revenues were $309 million in 2004, up 13% from $273 million in 2003. The revenue increase was due mainly to higher retail commodity shipments and higher fuel prices. Operating income and margins increased due to the increased volume offset by increased costs due to new government hours of service regulations for freight carriers and pricing pressures from airfreight fuel surcharge and security fees.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and open administrative positions.

Europe

The European business group operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the fourth quarter of 2004 were $376 million, up 11% from $340 million in 2003. On a full-year basis, revenues were $1,297 million, up 13% from $1,151 million in 2003. Excluding the positive impact of currency translation, revenues were up 2% for both the fourth quarter and for the full year compared to the same periods last year. Overall volume increased by 3% in the fourth quarter and 4% year-to-date compared to last year. The increase in volume was primarily in the Magazine and Retail markets, in part due to additional capacity provided by two new presses in Spain and Sweden. However, price erosion continued to have a negative impact in virtually all countries throughout the year.

The operating income and margin for the European segment decreased in the fourth quarter compared to 2003. On a full year basis, operating income and margin increased compared to 2003. France's operating margin for the fourth quarter was slightly positive but still lower than last year. On a full year basis, operating margin was negative but showed an improvement from last year. These elements are indicative of the positive impact of the 2003 restructuring initiatives. Outside France, operating income and margin increased for the full year compared to 2003. However, both the operating income and margin decreased in the fourth quarter due primarily to the inefficiencies caused by the phase-out of a facility in Sweden and the competitive price market in Belgium. During the second quarter of 2004, the Company was informed that an important printing contract at its facility in Corby, England, expiring in 2005, would not be renewed. In the fourth quarter of 2004, the Company and its employee representatives at this facility began a consultation period regarding a possible workforce reduction. Furthermore, management is currently evaluating and developing a sales strategy to replace the expected lost volume.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 189 employees or approximately 3%.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, and Retail markets. Latin America's revenues for the fourth quarter of 2004 were $56 million, up 17% from $48 million in 2003. On a full-year basis, revenues were $192 million in 2004, up 9% from $177 million in 2003. Excluding the favorable impact of currency translation and paper sales, revenues increased 1% for the quarter and were flat for the full year compared to 2003. In general, prices were down for the fourth quarter and full year in Latin America as compared to the same periods in 2003. Overall volume increased by 6% for the fourth quarter and 9% for the full year as compared to last year. Volume increased in the Book market in Argentina and Recife, Brazil but was partially offset by shortfalls in Colombia and Sao Paulo, Brazil. Volume also generally increased in the Directory market in virtually all regions.

Selling, general and administrative expenses decreased in both the fourth quarter and full year compared to 2003 due mainly to the savings from cost containment initiatives and headcount reductions. Year-over-year headcount decreased by 367 employees or approximately 15%.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure on contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The Ontario Securities Commission defines critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company's financial condition or results of operations.

Based on this definition, the Company has identified the following critical accounting estimates:

Revenue Recognition

The Company recognizes revenue either when the production process is completed or when services are performed, or on the basis of production and service activity at the pro rata billing value of the work completed. When progress needs to be measured, the method used always reflects the output achieved. For example, one method is based on the number of units produced for each of the significant production processes, where each of these units is attributed a certain profit based on the stage of the production. Other methods may be based on the hours of labor recorded or the costs incurred, but this is only allowed when it reflects the true output of the project. The underlying work in process is valued at the pro rata billing value of the work completed. Usually, the time lag is short between recognition of revenue and the final billing.

Goodwill

Goodwill is not amortized but tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. The Company compares the reporting unit's carrying value to its market value determined through a discounted cash flow analysis. In preparing discounted cash flows, the Company uses its judgment in estimating future profitability, growth, capital spending and discount rate. As an additional overall check on the reasonableness of the fair value attributed to reporting units, the Company performs a market comparable companies analysis, which takes into consideration 1) valuation multiples of comparable public companies to which a control premium is applied and 2) publicly-known acquisition multiples of recent transactions in the industry. If the carrying value of the reporting unit exceeds the market value, the Company would then evaluate the impairment loss by comparing the fair value of the goodwill to its carrying amount.

Based on the results of the latest impairment test performed, the Company concluded that no impairment existed. In the event that actual outcome differs from management's estimates, an impairment could be necessary.

Impairment of Long-Lived Assets

The Company tests the recoverability of long-lived assets, including property, machinery and equipment and other long-term assets, when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Examples of such events and changes include: the decommissioning of an asset, assets rendered idle after plant shutdown, costs that significantly exceed the amount initially estimated for the acquisition or construction of an asset and adverse economic changes affecting a group of assets and causing continuing underperformance.

An impairment is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. A long-lived asset, or group of assets is considered unrecoverable when its carrying value exceeds the estimated undiscounted future cash flows directly associated with it. The Company estimates future cash flows based on historical and budgeted performance as well as assumptions on future economic environment, pricing and volume and in some cases, alternative use for assets being reviewed. The fair value measurement is determined based on market prices when available, or on the discounted cash flow approach.

As a result of initiatives undertaken in 2004, recoverability tests were performed for downsized plants and plants receiving transferred assets. Recoverability tests were also performed for plants where events or changes in circumstances indicated that their carrying amounts may not be recoverable. In cases where projected undiscounted future cash flows were not sufficient to recover the net book value of assets, an impairment was recorded on those long-term assets in order to reduce their carrying amounts to their fair market value. Consequently, an impairment of $38 million was recorded in the fourth quarter of 2004 for a total impairment for the year 2004 of $74 million.

With the exception of the above mentioned items, the Company believes that no other impairments are necessary for its long-lived assets. In the event that actual outcome differs from management's estimates, additional impairments could be necessary.

Pension and Postretirement Benefits

The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover

Weighted average assumptions used in the measurement of the Company's pension benefits

	2004	2003
Accrued benefit obligation as of December 31:		
Discount rate	**6.0 %**	6.0%
Rate of compensation increase	**3.4 %**	3.5%
Benefit costs for year ended December 31:		
Discount rate	**6.0 %**	6.7%
Expected return on plan assets	**7.8 %**	8.2%
Rate of compensation increase	**3.5 %**	3.4%

Figure 7

Reconciliation of non GAAP measures ($ millions)	Year ended December 31 2004	2003	2002
Operating Income			
Operating income	$ 361.3	$ 217.6	$ 527.6
Impairment of assets, restructuring and other charges ("IAROC")	122.1	98.3	19.6
Operating income before IAROC	$ 483.4	$ 315.9	$ 547.2
Operating income	$ 361.3	$ 217.6	$ 527.6
Depreciation of property, plant and equipment	334.5	333.2	313.2
Amortization of deferred charges	27.0	26.2	22.4
Operating income before depreciation and amortization	$ 722.8	$ 577.0	$ 863.2
IAROC	122.1	98.3	19.6
Operating income before depreciation and amortization and IAROC	$ 844.9	$ 675.3	$ 882.8
Earnings (loss) per share			
Net income (loss)	$ 143.7	$ (31.4)	$ 279.3
IAROC (net of income taxes of $27.1 million in 2004, $27.0 million in 2003 and $(4.5) million in 2002)	95.0	71.3	24.1
Net income before IAROC	$ 238.7	$ 39.9	$ 303.4
Net income available to holders of preferred shares	37.5	36.5	28.9
Net income available to holders of equity shares before IAROC	$ 201.2	$ 3.4	$ 274.5
Diluted average number of equity shares outstanding (in millions)	132.6	136.0	145.4
Earnings (loss) per share			
Diluted	$ 0.80	$ (0.50)	$ 1.76
Diluted, before IAROC	$ 1.51	$ 0.03	$ 1.92
Free Cash Flow			
Cash provided by operating activities	$ 487.8	$ 461.3	$ 513.4
Dividends on preferred shares	(38.8)	(37.7)	(36.2)
Additions to property, plant and equipment	(132.6)	(243.1)	(184.5)
Net proceeds from disposal of other assets	3.0	2.8	27.1
Free cash flow from operations	$ 319.4	$ 183.3	$ 319.8
Debt-to-capitalization			
Bank indebtedness	$ –	$ 1.3	$ 0.3
Current portion of long-term debt and convertible notes	11.7	23.9	38.5
Long-term debt	1,825.8	1,874.4	1,668.6
Convertible notes	112.6	110.7	115.0
Total debt	$ 1,950.1	$ 2,010.3	$ 1,822.4
Minority interest	8.3	24.7	20.9
Shareholders' equity	2,612.6	2,503.4	2,703.8
Capitalization	$ 4,571.0	$ 4,538.4	$ 4,547.1
Debt-to-capitalization	43:57	44:56	40:60
Book value per share			
Shareholders' equity	$ 2,612.6	$ 2,503.4	$ 2,703.8
Preferred shares	(456.6)	(456.6)	(456.6)
	$ 2,156.0	$ 2,046.8	$ 2,247.2
Ending number of equity shares (in millions)	132.6	132.0	141.1
Book value per share	$ 16.26	$ 15.51	$ 15.92

Figure 8

Reconciliation of non GAAP measures ($ millions)	Three months ended December 31	
	2004	2003
Operating Income		
Operating income	**$ 109.6**	$ 64.9
Impairment of assets, restructuring and other charges ("IAROC")	**53.2**	21.5
Operating income before IAROC	**$ 162.8**	$ 86.4
Operating income	**$ 109.6**	$ 64.9
Depreciation of property, plant and equipment	**85.8**	85.3
Amortization of deferred charges	**7.6**	7.4
Operating income before depreciation and amortization	**$ 203.0**	$ 157.6
IAROC	**53.2**	21.5
Operating income before depreciation and amortization and IAROC	**$ 256.2**	$ 179.1
Earnings (loss) per share		
Net income (loss)	**$ 44.5**	$ (53.9)
IAROC (net of income taxes of $6.5 million in 2004 and $5.8 million in 2003)	**46.7**	15.7
Net income (loss) before IAROC	**$ 91.2**	$ (38.2)
Net income available to holders of preferred shares	**10.6**	9.7
Net income (loss) available to holders of equity shares before IAROC	**$ 80.6**	$ (47.9)
Diluted average number of equity shares outstanding (in millions)	**132.7**	131.9
Earnings (loss) per share		
Diluted	**$ 0.26**	$ (0.48)
Diluted, before IAROC	**$ 0.60**	$ (0.36)
Free Cash Flow		
Cash provided by operating activities	**$ 380.9**	$ 395.8
Dividends on preferred shares	**(12.7)**	(11.8)
Additions to property, plant and equipment	**(31.8)**	(37.5)
Net proceeds from disposal of other assets	**1.3**	0.6
Free cash flow from operations	**$ 337.7**	$ 347.1

Figure 9

Selected Quarterly Financial Data (In millions of dollars, except per share data)	2004 First	2004 Second	2004 Third	2004 Fourth	2004 Year	2003 First	2003 Second
Consolidated Results							
Revenues	**$ 1,553.0**	**$ 1,541.4**	**$ 1,633.0**	**$ 1,894.7**	**$ 6,622.1**	$ 1,539.6	$ 1,513.5
Operating income before depreciation and amortization and before IAROC	**187.2**	**199.3**	**202.2**	**256.2**	**844.9**	161.7	129.5
Operating income before IAROC	**98.0**	**108.0**	**114.6**	**162.8**	**483.4**	74.3	38.7
IAROC	**4.3**	**51.7**	**12.9**	**53.2**	**122.1**	–	81.8
Operating income (loss)	**93.7**	**56.3**	**101.7**	**109.6**	**361.3**	74.3	(43.1)
Net income (loss)	**35.8**	**15.3**	**48.1**	**44.5**	**143.7**	24.5	(61.7)
Cash provided (used) by operating activities	**(46.8)**	**112.3**	**41.4**	**380.9**	**487.8**	(172.1)	177.8
Free cash flow (outflow) from operations*	**(89.5)**	**71.3**	**(0.1)**	**337.7**	**319.4**	(250.1)	72.3
Operating margin before depreciation and amortization and before IAROC**	**12.1 %**	**12.9 %**	**12.4 %**	**13.5 %**	**12.8 %**	10.5 %	8.6 %
Operating margin before IAROC**	**6.3 %**	**7.0 %**	**7.0 %**	**8.6 %**	**7.3 %**	4.8 %	2.6 %
Operating margin**	**6.0 %**	**3.7 %**	**6.2 %**	**5.8 %**	**5.5 %**	4.8 %	(2.8) %
Segmented Information							
Revenues							
North America	**$ 1,192.4**	**$ 1,188.1**	**$ 1,291.6**	**$ 1,460.3**	**$ 5,132.4**	$ 1,230.4	$ 1,195.2
Europe	**315.4**	**309.7**	**295.7**	**376.6**	**1,297.4**	263.6	274.3
Latin America	**46.8**	**44.4**	**45.0**	**56.2**	**192.4**	45.1	43.7
Operating income (loss) before IAROC							
North America	**87.0**	**95.5**	**112.7**	**138.5**	**433.7**	81.3	43.3
Europe	**11.9**	**12.4**	**9.3**	**16.5**	**50.1**	(1.9)	1.9
Latin America	**0.2**	**1.8**	**1.1**	**(1.8)**	**1.3**	(1.9)	(3.5)
Operating margins before IAROC**							
North America	**7.3 %**	**8.0 %**	**8.7 %**	**9.5 %**	**8.5 %**	6.6 %	3.6 %
Europe	**3.8 %**	**4.0 %**	**3.1 %**	**4.4 %**	**3.9 %**	(0.7)%	0.7 %
Latin America	**0.4 %**	**4.0 %**	**2.5 %**	**(3.2)%**	**0.7 %**	(4.2)%	(8.0) %
Per Share Data							
Earnings (loss)							
Diluted	**$ 0.20**	**$ 0.05**	**$ 0.29**	**$ 0.26**	**$ 0.80**	$ 0.12	$ (0.51)
Diluted before IAROC	**$ 0.23**	**$ 0.31**	**$ 0.37**	**$ 0.60**	**$ 1.51**	$ 0.12	$ (0.07)
Dividends on equity shares	**$ 0.13**	**$ 0.13**	**$ 0.13**	**$ 0.13**	**$ 0.52**	$ 0.13	$ 0.13

IAROC: Impairment of assets, restructuring and other charges

* Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

** Margins calculated on revenues.

2003			2002				
Third	Fourth	Year	First	Second	Third	Fourth	Year
$ 1,596.8	$ 1,741.6	$ 6,391.5	$ 1,475.8	$ 1,469.7	$ 1,624.7	$ 1,701.5	$ 6,271.7
205.0	179.1	675.3	186.1	207.2	247.5	242.0	882.8
116.5	86.4	315.9	103.2	123.8	164.1	156.1	547.2
(5.0)	21.5	98.3	–	–	–	19.6	19.6
121.5	64.9	217.6	103.2	123.8	164.1	136.5	527.6
59.7	(53.9)	(31.4)	46.0	64.2	98.5	70.6	279.3
59.8	395.8	461.3	(27.0)	109.4	130.2	300.8	513.4
14.0	347.1	183.3	(80.1)	40.1	97.4	262.4	319.8
12.8 %	10.3 %	10.6 %	12.6 %	14.1 %	15.2 %	14.2 %	14.1 %
7.3 %	5.0 %	4.9 %	7.0 %	8.4 %	10.1 %	9.2 %	8.7 %
7.6 %	3.7 %	3.4 %	7.0 %	8.4 %	10.1 %	8.0 %	8.4 %
$ 1,282.2	$ 1,354.9	$ 5,062.7	$ 1,212.8	$ 1,182.4	$ 1,325.8	$ 1,366.2	$ 5,087.2
273.2	340.3	1,151.4	216.3	244.1	253.6	288.5	1,002.5
40.6	47.9	177.3	46.9	43.4	45.3	47.9	183.5
108.5	71.0	304.1	105.3	121.7	155.7	135.9	518.6
6.2	18.1	24.3	3.5	6.8	11.3	10.5	32.1
0.8	0.9	(3.7)	2.3	2.7	5.2	4.0	14.2
8.5 %	5.2 %	6.0 %	8.7 %	10.3 %	11.7 %	10.0 %	10.2 %
2.3 %	5.3 %	2.1 %	1.6 %	2.8 %	4.5 %	3.6 %	3.2 %
2.1 %	1.9 %	(2.1)%	4.9 %	6.1 %	11.6 %	8.4 %	7.8 %
0.38	$ (0.48)	$ (0.50)	$ 0.28	$ 0.40	$ 0.64	$ 0.44	$ 1.76
0.34	$ (0.36)	$ 0.03	$ 0.28	$ 0.40	$ 0.64	$ 0.61	$ 1.92
0.13	$ 0.13	$ 0.52	$ 0.12	$ 0.12	$ 0.12	$ 0.13	$ 0.49

Figure 10

benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years. Plan assets are measured at fair value and consist of equity securities and corporate and government fixed income securities. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase and the health care cost trend rate (see figure 7).

The discount rate assumption used to calculate the present value of the plans' projected benefit payments was determined using a measurement date of September 30, 2004 and based on yields of long-term high-quality fixed income investments.

The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward looking views of the financial markets. The targeted asset allocation of the plans is generally 65% for equity and 35% for fixed income securities.

The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

For postretirement benefits, the assumptions related to the health care cost trend rate are based on increases experienced by plan participants in recent years and national average cost increases.

The Company believes that the assumptions are reasonable based on information currently available, however, in the event that actual outcome differs from management's estimates, the provision for pension and postretirement benefit expenses and obligations may be adjusted.

Health Care Costs

The Company provides health care benefits to employees in North America and covers approximately 75% of the costs under these employee health care plans. The Company actively manages its health care spendings with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. For the year 2004, the Company's health care cost increased by 4% compared to 2003. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year's liability.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness, and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers under Chapter 11 and other critical accounts. These accounts may take several years before a settlement is reached. However, the allowance is periodically reassessed based on new developments.

Income Taxes

The Company uses its best judgment in determining its effective tax rate. There are many factors in the normal course of business that affect the effective tax rate, since the ultimate tax outcome of some transactions and calculations is uncertain until assessed by the taxation authorities.

Future income tax assets are recognized and a corresponding provision is recorded if such assets are unlikely to be realized. The provision is based on management's estimates of taxable income for each jurisdiction in which the Company operates, and the period over which the future tax assets are expected to be recoverable.

The Company is at all times under audit by various tax authorities in each of the jurisdictions in which it operates. A number of years may elapse before a particular matter for which management has established a reserve, is audited and resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

Management believes that its estimates are reasonable and reflect the probable outcome of known tax contingencies, although the final outcome and its timing are difficult to predict. In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

In the event that the tax outcome differs from management's estimates, the provision may be adjusted.

Insurance

The Company is exposed, in the normal course of business, to a variety of operational risks, some of which are transferred to third parties by way of insurance agreements. The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance.

U.S. workers' compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims. The Company maintains third-party insurance coverage against workers' compensation claims which could be unusually large in nature. In addition, the third-party insurance provides a cap on total exposure to workers' compensation claims.

With respect to the workers' compensation self-insurance, the Company maintains a provision to cover liabilities for all open claims related to both current and past policies and relies on claims experience and the advice of its actuaries and plan administrators in determining an adequate liability for all open claims. The workers' compensation liability is estimated based on reserves for claims that are established by an independent administrator and the reserves are increased to reflect the estimated future development of the claims based on Company specific factors provided by its actuaries. The liability for workers' compensation claims is the estimated total cost of the claims on a fully-developed basis. Certain claims may take several years to be settled. Each year, the status of open claims is reviewed and the liability is reassessed. The difference is recorded to income or expense.

While the Company believes that the assumptions used are appropriate, in the event that actual outcome differs from management's estimates, the provision for workers' compensation costs may be adjusted.

The Company maintains insurance for exposure related to property and casualty losses. It has also chosen to retain a portion of such losses in the form of a deductible, in order to reduce the cost of protecting its assets. The Company manages the self-insured portion of its property insurance program through its captive insurance subsidiary. As at December 31, 2004, the Company's potential exposure under its self-insured property program was capped at $5 million, subject to ongoing deductibles and other factors related to the nature of each specific claim.

The Company believes that it has in place a combination of third-party insurance and self-insurance that provides adequate protection against significant unexpected losses while minimizing costs and limiting its overall exposure.

STOCK OPTION PLAN

During the year 2004, the Company issued a total of 1,181,023 options compared to 916,911 in 2003. Shares reserved for issuance total 7.5 million as at December 31, 2004, of which 4.5 million were outstanding. At December 31, 2003, 7.6 million were reserved for issuance of which 3.7 were outstanding.

In 2003, the Company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all of its stock-based compensation. The Company adopted these changes using the prospective application transitional alternative. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. The compensation cost charged against income for the stock option plan was $4 million for the year 2004 compared to $2 million for 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company measures its liquidity performance using the calculation of free cash flow as described in figures 8 and 9. Free cash flow reflects liquidity available for business acquisitions, dividends on equity shares and repayments of long-term debt. In 2004, free cash flow from operations was $319 million, compared to $183 million in 2003. The increase in free cash flow was due to higher EBITDA from operations and lower capital expenditures in 2004.

Operating Activities

Cash flow from operating activities was $488 million in 2004, compared to $461 million in 2003. The increase was mainly attributable to higher EBITDA in 2004. The deficiency in working capital was $35 million in 2004, compared to $173 million in 2003. The change is due mainly to a decrease in trade payables and accrued liabilities as well as an increase in trade receivables, which was partly offset by a higher level of securitization. The Company manages its trade payables in order to take advantage of prompt payment discounts. Also, the Company maximizes the use of its accounts receivable securitization program, since the cost of these programs is relatively low compared to that of the credit facility. The amount of trade receivables under securitization varies from month to month, based on the previous month's volume (December securitization is based on receivables at the end of November).

Financing Activities

The Company is subject to certain financial covenants in some of its major financing agreements. The key financial ratios are the earnings before interest, tax and depreciation and amortization (EBITDA) coverage ratio and the debt-to-capitalization ratio. As at December 31, 2004, the Company is in compliance with all significant debt covenants.

The Company maintains a $1 billion revolving bank facility for general corporate purposes. In November 2004, the Company extended for an additional year the two tranches totalling $750 million previously maturing in November 2006 and renewed for three years the $250 million tranche previously maturing in November 2004. Therefore, all tranches will mature in November 2007. A total of $750 million is available to both the Company and its U.S. subsidiary and $250 million is available to the U.S. subsidiary only. All tranches are cross-guaranteed by the Company and the U.S. subsidiary and can be extended annually.

The 6.50% Senior Debentures due on August 1, 2027 were redeemable at the option of the holders at par value on August 1, 2004. Out of a total principal amount of $150 million, $147 million Senior Debentures have been tendered and repurchased at par. The Company repaid the senior debentures by using its long-term revolving bank facility.

In February 2004, the Company redeemed all of the 7.75% Senior Notes callable on or after February 15, 2004 that were not tendered in November 2003, for a total cash consideration of $33 million.

During the first quarter, the Company discontinued its Canadian Commercial paper program. At December 31, 2003, Cdn$0.4 million ($0.3 million) was outstanding under the program.

Dividends paid to shareholders of Multiple Voting Shares and Subordinate Voting Shares totaled $0.52 per share in 2004 and 2003 and $0.49 per share in 2002.

The Company paid dividends of Cdn $1.54 per share on the First Preferred Shares, Series 3 in 2004 and 2003. The Company paid dividends of Cdn$1.69 per share on the First Preferred Shares, Series 4 in 2004, 2003 and 2002 and Cdn$1.73 per share on the First Preferred Shares, Series 5, in 2004, 2003 and 2002.

Investing Activities

The Company invested $32 million in capital projects during the fourth quarter of 2004, compared to $38 million for the fourth quarter last year. On a year-to-date basis, $133 million has been invested in capital projects in 2004 compared to $243 million in 2003, when the Company purchased 19 presses that were previously under an operating lease in North America for $71 million. In 2004, approximately 80% of investments were for organic growth, including expenditures for new capacity requirements and productivity improvement, and 20% was for maintenance of the Company's structure.

Key expenditures for the year 2004 included the following items:

- **North America**

  The final phase of expansion and improvement of the Magazine & Catalog platform that included the installation of a new gravure press in the Augusta, Georgia facility to service L.L. Bean.

  The completion of phase 2 of the educational book market expansion initiated in 2003 at the Dubuque, Iowa facility.

Total Debt and Accounts Receivable Securitization ($ millions)

	December 31, 2004	December 31, 2003
Bank indebtedness	**$ –**	$ 1.3
Current portion of long-term debt and convertible notes	**11.7**	23.9
Long-term debt	**1,825.8**	1,874.4
Convertible notes	**112.6**	110.7
Total debt	**$ 1,950.1**	$ 2,010.3
Accounts receivable securitization	**785.5**	766.6
Total debt and accounts receivable securitization	**$ 2,735.6**	$ 2,776.9
Minority interest	**8.3**	24.7
Shareholders' equity	**2,612.6**	2,503.4
Capitalization, including securitization	**$ 5,356.5**	$ 5,305.0
Debt-to-capitalization, including securitization	**51:49**	52:48

These ratios are non-GAAP measures.

Figure 11

Also, the Company made capital investments related to the relocation of selected equipment from the Effingham, Illinois plant.

- **Europe**
  The purchase of a 48-page press for the Sormlands, Sweden facility. This wide-web press is the first of its kind to be installed in Sweden.

Other capital investments were dedicated to normal replacement of assets as well as environmental compliance and systems development and implementation.

In July 2004, the Company announced its intention to purchase 22 new presses targeted for the magazine, catalog, retail and book platforms of its U.S. operations. This will allow the Company to further improve efficiency and to meet the current and future needs of publishers. As at December 31, 2004, the Company has placed firm orders for 9 new presses for a total cost of approximately $120 million. The plan represents new investments of approximately $330 million to be disbursed over the next three years.

In November 2004, the Company purchased the remaining 50% of the issued and outstanding shares of Helio Charleroi in Belgium for a cash consideration of $46 million. During the year, the Company also acquired minority interests in North America and Spain.

FINANCIAL POSITION

For the year ended December 31, 2004, the debt-to-capitalization ratio was 43:57, compared to 44:56 in 2003. As at December 31, 2004, total debt plus accounts receivable securitization was $2,736 million, $41 million lower than last year (see figure 11).

Contractual Cash Obligations ($ millions)

	2005	2006	2007	2008	2009	2010 and thereafter
Long-term debt and convertible notes	$ –	$ 251	$ 681	$ 202	$ –	$ 772
Capital leases	12	8	4	3	8	10
Operating leases	110	79	60	38	30	100
Capital asset purchase commitments	101	31	–	–	–	–
Total contractual cash obligations	$ 223	$ 369	$ 745	$ 243	$ 38	$ 882

Figure 12

For major leases terminating in 2005, the terminal value that the Company would pay to acquire the equipment under leases (mainly presses and binders) is approximately $60 million, of which $36 million is guaranteed by the Company. Historically, the Company has acquired most of the equipment under leases when it is used for production. The total terminal value of these leases expiring after 2005 is approximately $120 million, of which $52 million is guaranteed.

The Company is monitoring the funding of its pension plans very closely. During the year ended December 31, 2004, the Company made total contributions of $77 million ($68 million in 2003) which exceeded the minimum requirements as determined by the Company's actuaries by $15 million.

As at December 31, 2004, the following investment grade ratings applied to the long-term unsecured debt of the Company:

Rating Agency	Rating
Moody's Investors Service	Baa3
Standard & Poor's	BBB–
Dominion Bond Rating Service Limited	BBB (low)

The Company believes that the liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest and principal payment obligations for the foreseeable future. The total mandatory principal payments on long-term debt, convertible notes and capital leases are $12 million in 2005. Minimum pension contributions are estimated at $57 million for 2005.

IMPAIRMENT OF ASSETS AND RESTRUCTURING INITIATIVES

In 2004, the Company continued its detailed review of its operations and administrative functions to further reduce the cost base and improve efficiencies. Furthermore, in 2004 the Company initiated a long-term strategic plan. This resulted in additional impairment of assets, restructuring and other charges.

Year 2004

In 2004, the Company recorded an impairment of assets, restructuring and other charges of $122.1 million. Non-cash items amounted to $83.3 million and cash items to $38.8 million. Of the $38.8 million in cash items, $25.0 million was spent in North America, $11.4 million in Europe and $1.8 million in Latin America.

Impairment of assets

The execution of the 2004 restructuring initiatives resulted in certain assets being permanently idled. In addition, the initiatives and other events triggered a recoverability test on other groups of assets. Accordingly, for the year, the Company recorded an impairment on long-lived assets of $73.3 million and $1.1 million of impairment on other assets. The $74.4 million included $40.9 million for North America, $29.2 million for Europe and $3.9 million for Latin America.

During the fourth quarter of 2004, the Company recorded a $37.9 million impairment of long-lived assets and $0.1 million impairment of other assets. The $38.0 million included $8.2 million for North America, $26.1 million for Europe and $3.3 million for Latin America.

The impairment of assets recorded for the second and third quarter was respectively $32.9 million and $3.5 million.

The impairment of long-lived assets has been measured as the excess of the carrying amount of an asset over its fair value, based on quoted market prices when available, or using the discounted cash flow method.

Restructuring and other charges

It should be noted that according to Emerging Issues Committee Abstract 135, when a Company approves a restructuring initiative, only the charge for which the liability has been already contracted should be recorded. Thus, each quarter, the charge recorded includes a portion for the current quarter initiatives and a portion related to initiatives previously approved.

During the fourth quarter, the Company recorded cash costs of $13.2 million, of which $9.7 million was for new initiatives and $3.5 million resulting from the continuation of the second and third quarter initiatives. Furthermore, the $13.2 million included $9.0 million for workforce reductions and $4.2 million for lease obligations, facility carrying costs and dismantling of equipment covering both current and previous initiatives. Restructuring initiatives were pursued and resulted in the approval of the consolidation of four small facilities in North America, one in Europe and other workforce reductions across the Company. The cash costs of these initiatives was estimated at $14.5 million, of which $9.7 million was recorded in the fourth quarter and $4.8 million remains to be booked in 2005, when the liabilities related to the initiatives will have been contracted. The non-cash cost of these initiatives included $0.9 million for the curtailment of one of the Company's U.S. pension plans. The fourth quarter initiatives affected 551 employees in total, however, the Company estimated that 88 new jobs will be created in other facilities. In summary, 322 jobs have been eliminated in 2004 and 229 will be eliminated in 2005.

In the third quarter, the Company approved the closure of the Stockholm facility in Sweden, the consolidation of a small facility in North America and other workforce reductions across the Company. The cash cost of these initiatives was initially estimated at $17.5 million, of which $6.9 million, mostly related to workforce reductions, was recorded in the third quarter. The number of employees affected by the third quarter restructuring initiatives has been revised to 280 employees in total, however, the Company estimates that 29 new jobs will be created in other facilities. In summary, 261 employee positions have been eliminated and 19 will be eliminated in 2005. The Company also recorded $1.5 million resulting from the continuation of the second quarter initiatives and $2.7 million for the pension obligation related to the Effingham multiemployer benefit plan. Further information should become available over the next few months, which will allow the Company to measure and recognize other liabilities related to this pension obligation.

In the second quarter of 2004, the Company initiated other restructuring initiatives to improve asset utilization and enhance efficiency. The restructuring initiatives included the closure of the Effingham, Illinois facility in the Magazine platform, an important downsizing at the Kingsport, Tennessee facility in the Book platform and other workforce reductions across the Company. The cash cost of these initiatives was initially estimated at $18.3 million, of which $11.2 million was recorded in the second quarter of 2004. These costs excluded a pension obligation related to the Effingham multiemployer benefit plan that could not be reasonably estimated at that time. The non-cash cost of these initiatives included $8.0 million for the curtailment and settlement of one of the Company's U.S. pension plans. The number of employees affected by the second quarter restructuring initiatives has been revised to 1,332 employees in total. However, the Company estimates that 450 new jobs will be created in other facilities. In summary, 1,291 employee positions have been eliminated and 41 will be eliminated in 2005.

In the first quarter of 2004, the Company initiated restructuring initiatives and recorded $5.0 million for workforce reductions. Under these initiatives, 354 employee positions have been eliminated and 1 remains to come.

During the third and fourth quarter, the execution of the 2004 initiatives resulted in a net reversal of $0.1 million and $0.2 million, respectively.

In summary, as of December 31, 2004, 2,228 employee positions have been eliminated under the 2004 initiatives, 290 will be completed in 2005 and 567 new jobs will be created in other facilities. In 2005, excluding the pension obligation related to the Effingham multiemployer benefit plan, $17.8 million of cash restructuring charges related to the 2004 initiatives remain to be recorded when the liability related to the initiatives will have been contracted.

In 2004, the review and execution of the prior years' initiatives resulted in a net reversal of $1.4 million comprised of a cash overspending of $6.6 million, and $8.0 million reversal of prior years' restructuring and other charges, mostly due to the cancellation of the termination of 75 employee positions.

During the fourth quarter, the execution of the prior year's initiatives resulted in a net overspending of $1.3 million comprised of a cash overspending of $1.5 million, and a $0.2 million reversal of prior years' restructuring and other charges.

Year 2003

In 2003, the Company recorded an impairment of assets, restructuring and other charges of $98.3 million. Non-cash items amounted to $60.4 million and cash items to $37.9 million. Of the $37.9 million in cash items, $31.7 million was spent in North America, $1.8 million in Europe and $3.6 million in Latin America.

Impairment of assets

During 2003, the Company reviewed the status of assets that became permanently idle following the prior years' restructuring initiatives and difficult economic conditions. The Company determined that these assets would not be redeployed as it had originally contemplated under an economic recovery scenario or that they would not generate sufficient cash flow, and as such, recorded an impairment of long-lived assets of $54.4 million. 2003 initiatives resulted in an impairment of long-lived assets of $2.8 million and $3.2 million related to previous years' initiatives. The $60.4 million included $46.7 million for North America, $5.0 million for Europe and $8.2 million for Latin America.

Restructuring and other charges

During the fourth quarter of 2003, the Company continued its restructuring initiatives and recorded a cash charge of $16.1 million related to a reduction in workforce of 878 employee positions and a reversal of $0.3 million related to second quarter and third quarter initiatives.

In the third quarter of 2003, the Company initiated new restructuring initiatives and recorded a charge of $1.9 million for workforce reductions and the execution of the June initiatives resulted in a reversal of $2.2 million of restructuring charges. In the second quarter of 2003, the Company initiated restructuring initiatives and other charges following the continued volume declines in certain business segments. A cash charge of $23.4 million was taken consisting of $17.6 million in workforce reductions and $5.8 million of additional closure costs of four smaller facilities.

As of December 31, 2003, under the 2003 restructuring initiatives, 1,769 employee position terminations were completed. The workforce reductions affected all fixed cost areas of the Company, both at the plant and corporate levels.

In 2003, the review and the execution of the 2002 and 2001 initiatives resulted in a net reversal of $1.0 million comprised of a cash overspending of $12.9 million, and a $13.9 million reversal of prior year restructuring and other charges. The cash overspending was related to costs of closed facilities not yet disposed of, office leases not yet subleased and other completed initiatives.

Year 2002

In 2002, the Company recorded an impairment of assets, restructuring and other charges of $19.6 million comprised of $46.4 million for 2002 initiatives, $13.3 million for overspending on 2001 initiatives, and $40.1 million for the reversal of unused reserves from 2001 initiatives due to the continuation of a contract with a customer, previously expected to be terminated, that provided sufficient work to utilize equipment originally targeted for a shutdown. Cash items amounted to $20.1 million and non-cash items amounted to a net reversal of $0.5 million.

The 2002 initiatives were initiated in France due to difficult market conditions, severe price competition and a decrease in sales volume. In addition, reduction in force programs were initiated in North America and mostly completed in 2003. The charges of $46.4 million consisted of $6.5 million related to impairment of long-lived assets, $30.0 million in workforce reduction costs and other restructuring charges, and $9.9 million mostly for the write-down of the investment in Q-Media Services Corporation, which went into receivership at the end of 2002. The $30.0 million in workforce reduction costs and other restructuring charges included $18.6 million for France and $8.6 million for North America.

Continuity of Restructuring Reserve

As at January 1, 2004, the balance of the restructuring reserve was $45.8 million. This amount related mostly to the workforce reductions across the platform and lease and facility carrying costs. The Company utilized $50.6 million of the current and prior years' restructuring and other charges reserves during the twelve-month period ended December 31, 2004. The reserve at year end is $35.2 million, of which $27.5 million is expected to be utilized in 2005 and the rest in the following years.

FINANCIAL INSTRUMENTS

The Company uses a number of financial instruments including: cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables, accrued liabilities, payables to related parties, long-term debt and convertible notes. The carrying amounts of these financial instruments, except for long-term debt and convertible notes, approximate their fair values due to their short-term nature. The fair values of long-term debt and convertible notes are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not hold or use any derivative instruments for speculative purposes and adheres to a financial risk management policy.

The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company has entered into interest rate swap agreements to manage this exposure. Contracts outstanding at December 31, 2004 had a notional value of $233 million ($33 million in 2003). Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense was a revenue of $2 million for 2004 (a charge of $5 million for 2003).

The Company enters into foreign-exchange forward contracts to hedge foreign denominated sales and related receivables, raw materials and equipment purchases. The contracts outstanding at December 31, 2004 had a notional value of $297 million and expire between 2005 and 2007. The foreign exchange translation gains and losses and the deferred premiums and discounts are recognized as an adjustment to the corresponding revenues and exchange gain or

Fair Value of Derivative Financial Instruments ($ millions)

	2004		2003	
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments				
Interest rate swap agreements	**$ –**	**$ (5.1)**	$ –	$ (3.2)
Foreign exchange forward contracts	**72.8**	**109.8**	43.1	73.3
Cross currency interest rate swaps	**(16.7)**	**(16.7)**	(47.7)	(47.7)
Commodity swaps	**(0.1)**	**(1.4)**	–	1.0

Figure 13

losses when the transaction is recorded. The total amounts recorded to these accounts for 2004 for these contracts were a revenue of $17 million, and a gain of $2 million (a revenue of $10 million, and a gain of $1 million for 2003). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 30% and 10%, respectively in 2004.

The Company has entered into foreign-exchange forward contracts to hedge its net investment in a foreign subsidiary. The contracts outstanding at December 31, 2004 had a notional value of $312 million and expire in 2006 and 2007. The foreign exchange translation gains and losses, as well as any realized and unrealized gains and losses on the derivative instruments, are recorded to the cumulative translation adjustment account. The total amount recorded to the cumulative translation adjustment account for these contracts was a credit of $63 million, net of income taxes, as at December 31, 2004.

The Company enters into foreign-exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. The contracts outstanding at December 31, 2004 had a notional value of $228 million and $121 million, respectively and expire between 2005 and 2006. The foreign exchange gains and losses on such foreign denominated assets are recorded to income. The changes in the fair value of the derivative instruments are also recorded to income, to compensate the foreign exchange gain and loss on the translation of the foreign denominated assets. The total adjustment recorded to foreign exchange gain or loss related to these contracts for 2004 was a gain of $28 million (a loss of $17 million 2003).

The Company also enters into natural gas swap contracts to manage its exposure to the price of this commodity. Contracts outstanding at December 31, 2004 cover a notional quantity of 219,000 gigajoules in Canada and 2,015,000 MMBTU in the United States. These contracts expire between January 2005 and December 2005. Natural gas cost is adjusted to include amounts payable or receivable under the commodity hedge agreements. The total adjustment to gas cost 2004 was a gain of $2 million (a loss of $1 million for 2003).

While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For 2004, the total amount deferred as a liability in relation to terminated derivative instruments was $9 million ($15 million for 2003) and the total amount recognized in income was $6 million ($6 million for 2003).

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (see figure 13).

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

In the normal course of business, the Company enters into numerous agreements that contingently require it to make payments to a third party based on changes in an underlying item that is related to an asset, a liability or an equity of the guaranteed party, or failure of another party to perform under an obligating agreement.

Significant guarantees the Company has provided to third parties include the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $103 million. Of this amount, $36 million will expire in 2005 and $10 million in 2006. As at December 31, 2004, the Company has recorded a liability of $10 million associated with these guarantees.

Sub-lease agreements

The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiration dates between 2005 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $6 million. As at December 31, 2004, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Business and real estate disposals

In the sale of all or a part of a business or real estate, in addition to possible indemnifications relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements precludes the Company from estimating the maximum potential liability that could be required to be paid to guaranteed parties. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulations relative to withholding taxes, which would occur only if the Company was to perform the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements precludes the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply, contain make-whole provisions which effectively limit the exposure associated with such an occurence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Related Party Transactions ($ millions)

Year ended December 31,	2004	2003	2002
Revenues	$ 52.1	$ 42.5	$ 38.0
Purchases	5.4	2.2	1.0
Management fees billed by Quebecor Inc.	4.2	3.9	3.5
IT services billed by VTL (net of incurred expenses billed to VTL of $3.7)	3.7	–	–

Figure 14

Asset securitization

The Company is a party to securitization agreements to sell with limited recourse, and on a revolving basis, a portion of its Canadian, US, French and Spanish trade receivables, to unrelated trusts. The program limits under each of the Canadian, US and European securitization programs are Cdn$135 million, $510 million and 153 million Euro, respectively. The amounts outstanding under each program as at December 31, 2004 were Cdn$126 million, $500 million and 134 million Euro, respectively (Cdn$132 million, $488 million and 143 million Euro, respectively as at December 31, 2003).

As at December 31, 2004, the Company had a retained interest in the trade receivables sold of $151 million, which is recorded in the Company's trade receivables. As at December 31, 2004, an aggregate amount of $936 million ($902 million as at December 2003) of accounts receivable has been sold under the three programs, and securitization fees, recorded in selling, general and administrative expenses totalled $15 million for 2004 ($15 million for 2003). Servicing revenues and expenses did not have a material impact on the Company's results.

In September 2004, the Company renewed and amended its U.S. trade receivables securitization program. The $510.0 million program continues to be renewable annually and has been extended through September 2005. An amendment to the program gives the Company the option to extend the term of the program for an additional year. This increases the Company's liquidity horizon to 24 months.

The Company is subject to certain requirements under the securitization programs. In addition to financial covenants that mirror those contained in the bank facility, the Company is subject to other covenants typically found in investment grade securitization agreements. If such other covenants fail to be maintained, one or more of the securitization agreements could be terminated. If a termination event were to occur based on failure to meet one of these other covenants, the Company believes that it would be able to meet its cash obligations from other financing sources, such as its revolving bank facility, the issuance of debt or the issuance of equity. The Company believes that it would remain in compliance with the bank financial covenants if it refinanced the securitization programs with debt.

Leases

The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2016 and for which undiscounted minimum lease payments total $417 million as at December 31, 2004. The minimum lease payments for the year 2004 were $97 million. Of the total minimum lease payments, approximately 40% is for machinery and equipment. The Company has guaranteed a portion of the total residual values for a maximum exposure of $103 million.

RELATED PARTY TRANSACTIONS

The Company entered into transactions with the parent company and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company's media subsidiaries involved mostly printing of magazines.

During the year 2004, the Company transferred the benefit of a deduction for Part VI.I tax to subsidiaries of its parent company for a consideration of Cdn$12 million ($10 million), recorded in receivables from related parties. This reduced the Company's available future income tax assets by Cdn$13 million ($11 million), and decreased the additional paid-in capital by Cdn$0.6 million ($0.5 million). The transaction was recorded at the carrying amount.

During the fourth quarter of 2004, the Company reached an agreement with one of the parent company's subsidiaries, Videotron Telecom Ltd. (VTL), to outsource its information technology (IT) infrastructure and managed services in North America for a duration of 7 years in order to reduce overall cost of its IT platform. As a part of this agreement, VTL purchased a part of the Company's IT infrastructure equipment at a cost of $2 million. The outsourcing of services to VTL is estimated to cost the Company approximately $15 million annually. The transfer of equipment was completed in October and recorded at the carrying amount and no gain or loss was realized.

In 2000, the Company entered into a strategic agreement with Nurun inc. ("Nurun"). The agreement included a commitment from the Company to use Nurun services (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its affiliates (Quebecor Inc. and Quebecor Media inc. and their subsidiaries) as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31 2004, the cumulative services paid to Nurun, under this agreement, amounted to $7 million.

OUTSTANDING SHARE DATA

Figure 15 discloses the Company's outstanding share data as at the latest practicable date.

RISKS AND UNCERTAINTIES

The Company operates in the printing industry, which has a variety of risk factors

Outstanding Share Data ($ millions and thousands of shares)

	January 28, 2005 Issued and outstanding shares	Book value
Equity Multiple Voting Shares	46,987	$ 93.5
Equity Subordinate Voting Shares	85,689	1,157.0
First Preferred Shares, Series 3	12,000	212.5
First Preferred Shares, Series 4	8,000	130.2
First Preferred Shares, Series 5	7,000	113.9

Figure 15

and uncertainties. Due to the risks and uncertainties outlined below, the Company's operating environment and financial results may be materially affected.

Seasonality

The Company's business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets the Company serves, as well as by local, regional, national and global economic conditions. The operations of the Company's business are seasonal, with approximately 60% of historical operating income recognized in the third and fourth quarters of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect the Company's cash flows and results of operations.

Operational Risk

The industry that the Company operates is highly competitive in most product categories and geographic regions. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. The Company competes for commercial business not only with large national printers, but also with smaller regional printers. Over the past four years, the printing industry has experienced a reduction in demand for printed materials and it is currently experiencing excess capacity. Furthermore, some of the industries that the Company services have been subject to consolidation efforts, leading to a smaller number of potential customers. Primarily as a result of this excess capacity and customer consolidation, there has been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure by the Company to compete effectively in the markets it serves could have an adverse, material effect on the results of operations, financial condition and cash flows.

The Company is unable to predict market conditions and only has a limited ability to affect changes in market conditions for printing services. The Company cannot be certain that prices and demand for printing services will not decline from current levels. Changes to the level of supply and demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on the Company's business growth, results of operations and liquidity.

Risks associated with Capital Investments

Because production technologies continue to evolve, the Company must make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. The Company may therefore be required to invest significant capital in improving production technologies. If the Company cannot obtain adequate capital, the operating results and financial condition may be adversely affected.

The Company is also subject to certain risks associated with the installation of new technology and equipment which may cause temporary disruption of operations and losses from operational inefficiencies. These disruptions are closely monitored in order to bring them under control within a short period of time. The impact on operational efficiency is affected by the length of the period of remediation.

Environmental Risk

The Company is subject to various laws, regulations and government policies relating to the generation, storage, transportation and disposal of solid waste, release of various substances into the environment and to environmental protection in general. The Company believes it is in compliance with applicable laws and requirements in all material respects.

The Company is also subject to various laws and regulations, which allow regulatory authorities to compel (or seek reimbursement for) cleanup of environmental contamination at the Company's own sites and at off-site facilities where its waste is or has been disposed of. The Company has established a provision for expenses associated with environmental remediation obligations when such amounts can be reasonably estimated. The amount of the provision is adjusted as new information is known. The Company believes the provision is adequate to cover the potential costs associated with those contamination issues.

The Company expects to incur ongoing capital and operating costs to maintain compliance with existing and future applicable environmental laws and requirements. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

The Company believes that it has internal controls and personnel dedicated to compliance with all applicable environment laws and that it provides for adequate monitoring and management of the environmental risk related to its operations.

For 2004, the Company believes that there are no new environmental matters (environmental incident, promulgation of new environmental laws and regulations, soil and underground contamination discovery, etc.) to be reported that could have a material impact on the Company's consolidated financial statements.

Labor Agreements

While relations with employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, the Company cannot be certain that it will be able to maintain a productive and efficient labor environment. The Company cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can it assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations would not occur. Any strikes or other forms of labor protests in the future could disrupt the Company's operations and may have a material impact on business, financial condition or operating results.

As at December 31, 2004, the Company had 68 collective bargaining agreements in North America. Of this total, 14 agreements expired during 2004 and 11 are still under negotiation. In addition, 8 collective bargaining agreements, covering 1,100 employees, will expire in 2005. The Company has approximately 27,000 employees in North America. From this number, approximately 9,100 are unionized. Moreover, 87 of the plants and related facilities in North America are non-unionized.

Commodity Risk

The Company uses paper and ink as its primary raw materials. The price of paper is volatile over time and may cause significant fluctuations in the Company's net sales and cost of sales. The Company uses its purchasing power as one of the major buyers in the printing industry to obtain the best prices, terms, quality control and service. To maximize its purchasing power, the Company also negotiates with a limited number of suppliers. In addition, most of the Company's long-term contracts with its customers include price-adjustment clauses based on the cost of materials. The Company believes that it has adequate allocations with paper and ink suppliers to meet the needs of its customers.

Credit Risk

The Company estimates that concentrations of credit risk with respect to trade receivables are limited due to its diverse operations and large customer base. The total sales related to the Company's top 100 customers represented approximately 50% of total revenues in 2004.

As of December 31, 2004, the Company has no significant concentrations of credit risk and believes that the product and geographic diversity of its customer base reduces credit risk, as well as having a positive impact on local markets or product-line demand.

Financial Risk

The Company is exposed to a number of risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company uses a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. For more information, refer to section: Financial Instruments. The Company has established operating policies and processes, which prohibit the speculative use of financial instruments, document critical transactions and demonstrate the effectiveness of the financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES IN ACCOUNTING POLICIES

Significant differences between Generally Accepted Accounting Principles (GAAP) in Canada and the United States are presented in Note 22 to the Consolidated Financial Statements. The Company generates more than 65% of its revenues from the United States. In an effort to expand its investor base in the United States, the Company has made efforts to follow new disclosure guidelines and to harmonize disclosure based on accounting pronouncements in both Canada and the United States.

In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, Asset Retirement Obligations, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the assets. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standard defines the fair value as the amount at which the liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate the asset retirement cost and amortize it over its useful life. The Company adopted these new recommendations, as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

In April 2003, the CICA issued Section 3063, Impairment of Long-lived Assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Accounting for the potential impairment of long-lived assets held for use is a two-step process with the first step determining when impairment should be recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. In accordance with the CICA guideline, the Company adopted the new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

In June 2003, the CICA issued amendments to Accounting Guideline 13, Hedging Relationships. The amendments clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships, and an assessment of their effectiveness. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline. The Company adopted the new recommendations effective January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles ("Canadian GAAP"), and Section 1400, General Standards of Financial Statement Presentation. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP, and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company adopted these new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

In January 2004, the Emerging Issues Committee released Abstract 144 ("EIC-144"), Accounting by a Customer for Certain Consideration Received from a Vendor. This abstract addresses how a customer or reseller of a vendor's products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor's products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller or payment for assets or services delivered to the vendor. The Company adopted these new recommendations as of July 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

In June 2003, the CICA issued Accounting Guideline No 15 ("AcG-15"), Consolidation of Variable Interest Entities, which presents the views of the Accounting Standards Board ("AcSB") on the application of consolidation principles on variable interest entities ("VIEs"). An entity is a VIE when its total equity investment is not sufficient to permit the entity to finance its activities without financial support from other parties or when the equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns. AcG-15 provides guidance in identifying VIEs and in determining whether consolidation is required. The guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Company will adopt this guideline as of January 1, 2005 and has evaluated that it will have no significant impact on its consolidated financial statements.

In November 2003, the AcSB approved a revision to Section 3860, Financial Instruments – Disclosure and Presentation that would require for certain obligations that must, or could be settled through delivery of an entity's own equity instruments to be presented as liabilities. This revision is effective for fiscal years beginning on or after November 1, 2004. The Company will implement this in its 2005 fiscal year and does not expect any significant impact on its consolidated financial statements.

FORWARD LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by competitors and general changes in economic conditions.

On behalf of Management,

Claude Hélie
Executive Vice President
Chief Financial Officer

Carl Gauvreau
Senior Vice President
Chief Accounting Officer

Montreal, Canada
February 7, 2005

Management's Responsibility for ***Financial Statements***

The accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor World Inc.

These financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.

The Right Honourable
Brian Mulroney
Chairman of the Board

Claude Hélie
Executive Vice President and
Chief Financial Officer

Carl Gauvreau
Senior Vice President
Chief Accounting Officer

Montreal, Canada
February 7, 2005

Auditors' Report ***to the Shareholders***

We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2004 and 2003 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Montreal, Canada
February 7, 2005

Consolidated Statements of Income

Years ended December 31
(in millions of US dollars, except per share amounts)

	Notes	2004	2003	2002
Revenues		**$ 6,622.1**	$ 6,391.5	$ 6,271.7
Operating expenses:				
Cost of sales		**5,323.3**	5,188.8	4,885.9
Selling, general and administrative		**480.1**	550.9	522.6
Depreciation and amortization		**335.3**	335.9	316.0
Impairment of assets, restructuring and other charges	3	**122.1**	98.3	19.6
		6,260.8	6,173.9	5,744.1
Operating income		**361.3**	217.6	527.6
Financial expenses	4	**133.2**	206.8	154.6
Income before income taxes		**228.1**	10.8	373.0
Income taxes	5	**78.9**	39.1	90.9
Income (loss) before minority interest		**149.2**	(28.3)	282.1
Minority interest		**5.5**	3.1	2.8
Net income (loss)		**$ 143.7**	$ (31.4)	$ 279.3
Net income available to holders of preferred shares		**37.5**	36.5	28.9
Net income (loss) available to holders of equity shares		**$ 106.2**	$ (67.9)	$ 250.4
Earnings (loss) per share:	6			
Basic		**$ 0.80**	$ (0.50)	$ 1.78
Diluted		**$ 0.80**	$ (0.50)	$ 1.76
Weighted average number of equity shares outstanding : (in millions)	6			
Basic		**132.4**	136.0	140.7
Diluted		**132.6**	136.0	145.4

See Notes to Consolidated Financial Statements.

Consolidated Statements ***of Shareholders' Equity***

Years ended December 31
(in millions of US dollars, except per share amounts and thousands of shares)

	Notes	Equity Multiple Voting Shares Issued and outstanding shares	Equity Multiple Voting Shares Amount	Equity Subordinate Voting Shares Issued and outstanding shares	Equity Subordinate Voting Shares Amount	First Preferred Shares Series 2, 3, 4 and 5 Issued and outstanding shares	First Preferred Shares Series 2, 3, 4 and 5 Amount
Balance, December 31, 2001		54,736	$ 112.7	85,448	$ 1,224.0	27,000	$ 456.6
Net income		–	–	–	–	–	–
Translation adjustment	17	–	–	–	–	–	–
Conversion of Equity Multiple Voting Shares into Equity Subordinate Voting Shares		(7,749)	(19.2)	7,749	19.2	–	–
Conversion of First Preferred Shares:	15						
Series 2		–	–	–	–	(12,000)	(212.5)
Series 3		–	–	–	–	12,000	212.5
Share repurchased	15	–	–	(148)	(2.1)	–	–
Shares issued from stock plans	16	–	–	1,109	22.7	–	–
Related party transactions	20	–	–	–	–	–	–
Dividends on equity shares ($0.49 per share)		–	–	–	–	–	–
Dividends on preferred shares ($0.96 (Cdn$1.50)per share)		–	–	–	–	–	–
Balance, December 31, 2002		46,987	$ 93.5	94,158	$ 1,263.8	27,000	$ 456.6
Net loss		–	–	–	–	–	–
Reduction of a net investment in a foreign operation	4	–	–	–	–	–	–
Translation adjustment	17	–	–	–	–	–	–
Shares repurchased	15	–	–	(10,000)	(134.3)	–	–
Shares issued from stock plans	16	–	–	806	13.5	–	–
Related party transactions	20	–	–	–	–	–	–
Stock-based compensation	16	–	–	–	–	–	–
Dividends on equity shares ($0.52 per share)		–	–	–	–	–	–
Dividends on preferred shares ($1.17 (Cdn $1.63) per share)		–	–	–	–	–	–
Balance, December 31, 2003		46,987	$ 93.5	84,964	$ 1,143.0	27,000	$ 456.6
Net income		**–**	**–**	**–**	**–**	**–**	**–**
Reduction of a net investment in a foreign operation	4	**–**	**–**	**–**	**–**	**–**	**–**
Translation adjustment	17	**–**	**–**	**–**	**–**	**–**	**–**
Shares issued from stock plans	16	**–**	**–**	**640**	**12.2**	**–**	**–**
Related party transactions	20	**–**	**–**	**–**	**–**	**–**	**–**
Stock-based compensation	16	**–**	**–**	**–**	**–**	**–**	**–**
Dividends on equity shares ($0.52 per share)		**–**	**–**	**–**	**–**	**–**	**–**
Dividends on preferred shares ($1.26 (Cdn $1.63) per share)		**–**	**–**	**–**	**–**	**–**	**–**
Balance, December 31, 2004		**46,987**	**$ 93.5**	**85,604**	**$ 1,155.2**	**27,000**	**$ 456.6**

See Notes to Consolidated Financial Statements.

	Total capital stock	Additional paid-in capital	Retained earnings	Translation adjustment	Total shareholders' equity
	$ 1,793.3	$ 104.6	$ 721.8	$ (146.5)	$ 2,473.2
	–	–	279.3	–	279.3
	–	–	–	30.9	30.9
	–	–	–	–	–
	(212.5)	–	–	–	(212.5)
	212.5	–	–	–	212.5
	(2.1)	–	(1.4)	–	(3.5)
	22.7	–	–	–	22.7
	–	(1.0)	–	–	(1.0)
	–	–	(69.0)	–	(69.0)
	–	–	(28.8)	–	(28.8)
	$ 1,813.9	$ 103.6	$ 901.9	$ (115.6)	$ 2,703.8
	–	–	(31.4)	–	(31.4)
	–	–	–	5.3	5.3
	–	–	–	91.1	91.1
	(134.3)	–	(39.3)	–	(173.6)
	13.5	–	–	–	13.5
	–	0.4	–	–	0.4
	–	1.9	–	–	1.9
	–	–	(71.1)	–	(71.1)
	–	–	(36.5)	–	(36.5)
	$ 1,693.1	$ 105.9	$ 723.6	$ (19.2)	$ 2,503.4
	–	**–**	**143.7**	**–**	**143.7**
	–	**–**	**–**	**(1.0)**	**(1.0)**
	–	**–**	**–**	**56.8**	**56.8**
	12.2	**–**	**–**	**–**	**12.2**
	–	**(0.5)**	**–**	**–**	**(0.5)**
	–	**4.3**	**–**	**–**	**4.3**
	–	**–**	**(68.8)**	**–**	**(68.8)**
	–	**–**	**(37.5)**	**–**	**(37.5)**
	$ 1,705.3	**$ 109.7**	**$ 761.0**	**$ 36.6**	**$ 2,612.6**

Consolidated Statements **of Cash Flows**

Years ended December 31
(in millions of US dollars)

	Notes	2004	2003	2002
Operating activities:				
Net income (loss)		**$ 143.7**	$ (31.4)	$ 279.3
Non-cash items in net income (loss):				
Depreciation of property, plant and equipment		**334.5**	333.2	313.2
Impairment of assets and non-cash portion of restructuring and other charges	3	**83.3**	60.4	(0.5)
Future income taxes	5	**42.8**	15.1	56.7
Amortization of deferred charges		**27.0**	26.2	22.4
Loss on extinguishment of long-term debt	4	**2.0**	30.2	–
Other		**13.8**	16.0	8.3
Changes in non-cash balances related to operations:				
Trade receivables		**(28.8)**	157.0	(91.0)
Inventories		**(6.1)**	30.8	(21.0)
Trade payables and accrued liabilities		**(83.1)**	(121.4)	(18.4)
Other current assets and liabilities		**46.3**	(56.3)	43.7
Other non-current assets and liabilities		**(87.6)**	1.5	(79.3)
		(159.3)	11.6	(166.0)
Cash provided by operating activities		**487.8**	461.3	513.4
Financing activities:				
Net change in bank indebtedness		**(1.3)**	1.0	0.2
Net proceeds from issuance of equity shares	16	**12.2**	13.5	22.7
Repurchase of shares for cancellation	15	**–**	(173.6)	(3.5)
Issuance of long-term debt	12	**–**	592.0	–
Repayments of long-term debt		**(218.3)**	(582.4)	(96.9)
Net (repayments) borrowings under revolving bank facility and commercial paper		**110.0**	108.9	(283.6)
Dividends on equity shares		**(68.8)**	(71.1)	(69.0)
Dividends on preferred shares		**(38.8)**	(37.7)	(36.2)
Dividends to minority shareholders		**(0.8)**	(0.4)	(2.0)
Other		**–**	5.7	–
Cash used in financing activities		**(205.8)**	(144.1)	(468.3)
Investing activities:				
Business acquisitions, net of cash and cash equivalents	7	**(50.5)**	(7.5)	(0.3)
Additions to property, plant and equipment		**(132.6)**	(243.1)	(184.5)
Net proceeds from disposal of assets		**3.0**	2.8	27.1
Other		**–**	(0.8)	19.6
Cash used in investing activities		**(180.1)**	(248.6)	(138.1)
Effect of exchange rate changes on cash and cash equivalents		**(58.2)**	(56.2)	10.2
Net increase (decrease) in cash and cash equivalents		**43.7**	12.4	(82.8)
Cash and cash equivalents, beginning of year		**15.1**	2.7	85.5
Cash and cash equivalents, end of year		**$ 58.8**	$ 15.1	$ 2.7

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

December 31
(in millions of US dollars)

	Notes	2004	2003
Assets			
Current assets:			
Cash and cash equivalents		$ **58.8**	$ 15.1
Trade receivables	8	**400.4**	346.9
Receivables from related parties	20	**19.7**	16.5
Inventories	9	**419.5**	400.1
Income taxes receivable		**33.0**	6.2
Future income taxes	5	**43.2**	105.8
Prepaid expenses		**24.5**	17.4
Total current assets		**999.1**	908.0
Property, plant and equipment, net	10	**2,373.6**	2,581.0
Goodwill	11	**2,651.9**	2,591.0
Other assets		**219.8**	176.9
Total assets		$ **6,244.4**	$ 6,256.9
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank indebtedness		$ **–**	$ 1.3
Trade payables and accrued liabilities		**931.9**	987.7
Payables to related parties		**2.7**	0.1
Income and other taxes payable		**83.7**	61.3
Future income taxes	5	**4.4**	6.2
Current portion of long-term debt and convertible notes	12 & 14	**11.7**	23.9
Total current liabilities		**1,034.4**	1,080.5
Long-term debt	12	**1,825.8**	1,874.4
Other liabilities	13	**248.1**	258.1
Future income taxes	5	**402.6**	405.1
Convertible notes	14	**112.6**	110.7
Minority interest		**8.3**	24.7
Shareholders' equity:			
Capital stock	15	**1,705.3**	1,693.1
Additional paid-in capital		**109.7**	105.9
Retained earnings		**761.0**	723.6
Translation adjustment	17	**36.6**	(19.2)
		2,612.6	2,503.4
Total liabilities and shareholders' equity		$ **6,244.4**	$ 6,256.9

See Notes to Consolidated Financial Statements.

On behalf of the Board:

The Right Honourable Brian Mulroney, Director

Pierre Karl Péladeau, Director

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the "Company") and are prepared in conformity with Canadian generally accepted accounting principles.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ from those estimates.

Examples of significant estimates include: the key economic assumptions used in determining the allowance for doubtful accounts, the provision for obsolescence and some of the amounts accrued for restructuring and other charges; the composition of future income tax assets; the useful life of capital assets; certain actuarial and economic assumptions used in determining pension costs, accrued pension benefit obligations and pension plan assets; and the assumptions in property, plant and equipment and goodwill impairment tests.

(c) Foreign currency translation

The Company's functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar.

Financial statements of self-sustaining foreign operations are translated using the rate in effect at the balance sheet date for asset and liability items and the average exchange rates during the year for revenues and expenses. Adjustments arising from this translation are deferred and recorded in translation adjustment and are included in income only when a reduction in the investment in these foreign operations is realized.

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in financial expenses.

(d) Revenue recognition

The Company provides a wide variety of print and print-related services and products to its customers, which usually require that the specifics be agreed upon prior to process. Sales are recognized by the Company either when the production process is completed or services are performed, or on the basis of production and service activity at the pro rata billing value of work completed.

(e) Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

(f) Trade receivables

Any gains or losses on the sale of trade receivables are calculated by comparing the carrying amount of the trade receivables sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs, including losses on the sale of trade receivables, are recognized in income in the period incurred and included in selling, general and administrative expenses.

(g) Inventories

Raw materials and supplies are valued at the lower of cost, as determined using the first in, first out method, or market being replacement cost. The work in process is valued at the pro rata billing value of the work completed.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation and testing charges and interest incurred with respect to property, plant and equipment until they are ready for commercial production. Repair and maintenance are expensed as incurred.

Depreciation is provided using the straight-line basis over the estimated useful lives as follows:

Assets	Estimated useful lives
Buildings and leasehold improvements	15 to 40 years
Machinery and equipment	3 to 18 years

(i) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

Intangible assets which have indefinite lives, are not amortized, and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

(j) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment, or substantively enactment, date. Future income tax assets are recognized and if realization is not considered more likely than not, a valuation allowance is provided.

(k) Stock-based compensation

The Company uses the fair value based method of accounting for all stock options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to additional paid-in capital. When stock options are exercised, capital stock is credited by the sum of the consideration paid together with the related portion previously recorded to paid-in capital.

The Company adopted prospectively the fair value based method of accounting for stock-based compensation on January 1, 2003. Prior to this date, the Company, as permitted by Section 3870, had chosen to continue using the settlement based method and no compensation cost was recorded on the grant of stock options to employees. However, pro forma net income and diluted earnings per share for awards granted in 2002 are disclosed in Note 16 using the fair value based method.

For the employee share plans, the Company's contribution on the employee's behalf is recognized as compensation expense. Any consideration paid by the employee on purchase of stock together with any related compensation expense is recorded as an increase to capital stock.

Deferred Stock Units ("DSU") are recognized in compensation expense and accrued liabilities as they are awarded. DSU are remeasured at each reporting period, until settlement, using the trading price of the Subordinate Voting Shares.

(l) Derivative financial and commodity instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity pricing. The Company does not hold or use any derivative instruments for speculative purposes.

The Company enters into foreign exchange forward contracts to hedge anticipated foreign denominated sales and related receivables, raw materials and equipment purchases. Foreign exchange translation gains and losses are recognized as an adjustment of revenues, cost of goods sold and fixed assets, respectively when the transaction is recorded. The portion of the forward premium or discount on the contract relating to the period prior to consummation of the transaction is also recognized as an adjustment of revenues,cost of goods sold and fixed assets, respectively when the transaction is recorded.

The Company enters into foreign exchange forward contracts to hedge its net investments in foreign subsidiaries. Foreign exchange translation gains and losses are recorded under translation adjustment. Any realized or unrealized gain or loss on such derivative instruments is also recognized in translation adjustment.

The Company enters into foreign exchange forward contracts and cross currency swaps to hedge foreign denominated asset exposures. Foreign exchange translation gains and losses are recorded in income. Changes in the spot rates on the derivative instruments are recorded in income. The forward premium or discount on forward exchange contracts and the interest component of the cross currency swaps are amortized as an adjustment of interest expense over the term of the contract.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(l) Derivative financial and commodity instruments (cont'd)

The Company enters into interest rate swaps in order to manage the impact of fluctuating interest rates on its short-term and long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as hedges of the interest cost of the underlying debt. Interest expense on the debt is adjusted to include amounts payable or receivable under the interest rate swaps.

The Company uses Treasury Lock Agreements in order to manage the impact of fluctuating interest rates on forecasted issuance of long-term debts. The Company designates its Treasury Lock Agreements as hedges of the future interest payments resulting from the issuance of long-term debt. The single payment from the derivative instrument at its maturity date is deferred and amortized over the term of the long-term debt.

The Company also enters into commodity swaps to manage a portion of its natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index. The Company designates its commodity hedge agreements as hedges of the natural gas cost. Natural gas cost is adjusted to include amounts payable or receivable under the commodity hedge agreements.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or have ceased to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or has matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(m) Employee future benefits

i) Pensions

Pension costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro rated on service as future salary levels affect the amount of future benefits. Pension expense is charged to operations and includes:

- The cost of pension benefits provided in exchange for employees' services rendered during the year;
- The amortization of the initial net transition asset on a straight-line basis over the expected average remaining service life of the active employees covered by the plans;
- The amortization of prior service costs and amendments on a straight-line basis over the expected average remaining service life of the active employees covered by the plans;
- The interest cost of pension obligations and the expected return on plan assets. For the purpose of calculating the expected return on plan assets, those assets are valued at market-related value, based on a combination of rigorous historical performance analysis and the forward-looking views of the financial markets as revealed through the yield on long-term bonds and the price-to-earnings ratios of the major stock market indices;
- The amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of active employees covered by the plans; and
- When an event gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement.

The Company participates in a number of multiemployer defined benefit pension plans covering approximately 3,800 employees. These multiemployer plans are accounted for following the standards on defined contribution plans as the Company has insufficient information to apply defined benefit plan accounting.

ii) Other postretirement benefits

The Company determines the cost of postretirement benefits other than pensions using the accrued benefit method. These benefits, which are funded by the Company as they become due, include life insurance programs and medical benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation over the expected average remaining service life of active employees covered by the plans.

(n) Environmental expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

(o) Reclassifications

Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current year.

2. ACCOUNTING CHANGES

In 2004, the Company has made certain changes in accounting policies to conform with new accounting standards.

(a) Asset retirement obligations

In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, Asset Retirement Obligations, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal use of the assets. The standard requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standard defines the fair value as the amount at which the liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate the asset retirement cost and amortize it over its useful life. The Company adopted these new recommendations, as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

(b) Impairment of long-lived assets

In April 2003, the CICA issued Section 3063, Impairment of Long-lived Assets, which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Accounting for the potential impairment of long-lived assets held for use is a two-step process with the first step determining when impairment should be recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. In accordance with the CICA guideline, the Company adopted the new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

(c) Hedging relationships

In June 2003, the CICA issued amendments to Accounting Guideline 13, Hedging Relationships. The amendments clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationships, and an assessment of their effectiveness. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted. All hedging relationships must be assessed as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that does not meet the requirements of the guideline. The Company adopted the new recommendations effective January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

(d) Generally accepted accounting principles and General standards of financial statement presentation

In July 2003, the CICA issued Section 1100, Generally Accepted Accounting Principles ("Canadian GAAP"), and Section 1400, General Standards of Financial Statement Presentation. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP, and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The Company adopted these new recommendations as of January 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

(e) Accounting by a customer for certain consideration received from a vendor

In January 2004, the Emerging Issues Committee released Abstract 144 ("EIC-144"), Accounting by a Customer for Certain Consideration Received from a Vendor. This abstract addresses how a customer or reseller of a vendor's products should account for consideration received from a vendor. It requires that any cash consideration received from the vendor be considered as an adjustment of the prices of a vendor's products and services unless certain conditions are met, in which case it might be either an adjustment to the costs incurred by the reseller or payment for assets or services delivered to the vendor. The Company adopted these new recommendations as of July 1, 2004. The effect of adopting the new recommendations did not have a significant impact on the consolidated financial statements at the initial adoption date.

3. IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES

In 2004, the Company recorded an impairment of assets, restructuring and other charges of $122.1 million. Non-cash items amounted to $83.3 million and cash items to $38.8 million. The cash items are detailed as follows and discussed below.

Breakdown of the 2004 restructuring charges by quarter and segment.

	Overspending of 2001-2003 initiatives	Reversal of previous years' reserves	New initiatives in 2004	Net reversal of 2004 initiatives	Total
First Quarter	$ 1.3	$ (2.0)	$ 5.0	$ –	$ 4.3
Second Quarter	2.6	(3.0)	11.2	–	10.8
Third Quarter	1.2	(2.8)	11.1	(0.1)	9.4
Fourth Quarter	1.5	(0.2)	13.2	(0.2)	14.3
	$ 6.6	$ (8.0)	$ 40.5	$ (0.3)	$ 38.8

	North America	Europe	Latin America	Other	Total
First Quarter	$ 3.3	$ 0.6	$ 0.2	$ 0.2	$ 4.3
Second Quarter	8.3	2.1	0.4	–	10.8
Third Quarter	6.0	3.2	(0.1)	0.3	9.4
Fourth Quarter	7.4	5.5	1.3	0.1	14.3
	$ 25.0	$ 11.4	$ 1.8	$ 0.6	$ 38.8

Impairment of assets

The execution of the 2004 restructuring initiatives resulted in certain assets being permanently idled. In addition, the initiatives and other events triggered a recoverability test on other groups of assets. Accordingly, for the year, the Company recorded an impairment on long-lived assets of $73.3 million and $1.1 million of impairment on other assets. The $74.4 million included $40.9 million for North America, $29.2 million for Europe and $3.9 million for Latin America.

During the fourth quarter of 2004, the Company recorded a $37.9 million impairment on long-lived assets and a $0.1 million impairment on other assets. The $38.0 million included $8.2 million for North America, $26.1 million for Europe and $3.3 million for Latin America.

The impairment of assets recorded for the second and third quarter was respectively $32.9 million and $3.5 million.

The impairment of long-lived assets has been measured as the excess of the carrying amount of an asset over its fair value, based on quoted market prices when available, or using the discounted cash flow method.

2004 restructuring charges

It should be noted that according to Emerging Issues Committee Abstract 135, when a Company approves a restructuring initiative, only the charge for which the liability has been already contracted should be recorded. Thus, each quarter, the charge recorded includes a portion for the current quarter initiatives and a portion related to initiatives previously approved.

During the fourth quarter, the Company recorded cash costs of $13.2 million, of which $9.7 million was for new initiatives and $3.5 million resulting from the continuation of the second and third quarter initiatives. Furthermore, the $13.2 million included $9.0 million for workforce reductions and $4.2 million for lease obligations, facility carrying costs and dismantling of equipment covering both current and previous initiatives. Restructuring initiatives were pursued and resulted in the approval of the consolidation of four small facilities in North America, one in Europe and other workforce reductions across the Company. The cash costs of these initiatives was estimated at $14.5 million, of which $9.7 million was recorded in the fourth quarter and $4.8 million remains to be booked in 2005, when the liabilities related to the initiatives will have been contracted. The non-cash cost of these initiatives included $0.9 million for the curtailment of one of the Company's U.S. pension plans. The fourth quarter initiatives affected 551 employees in total, however, the Company estimated that 88 new jobs will be created in other facilities. In summary, 322 jobs have been eliminated in 2004 and 229 will be eliminated in 2005.

2004 restructuring charges (cont'd)

In the third quarter, the Company approved the closure of the Stockholm facility in Sweden, the consolidation of a small facility in North America and other workforce reductions across the Company. The cash cost of these initiatives was initially estimated at $17.5 million, of which $6.9 million, mostly related to workforce reductions, was recorded in the third quarter. The number of employees affected by the third quarter restructuring initiatives has been revised to 280 employees in total, however, the Company estimates that 29 new jobs will be created in other facilities. In summary, 261 employee positions have been eliminated and 19 will be eliminated in 2005. The Company also recorded $1.5 million resulting from the continuation of the second quarter initiatives and $2.7 million for the pension obligation related to the Effingham multiemployer benefit plan. Further information should become available over the next few months, which will allow the Company to measure and recognize other liabilities related to this pension obligation.

In the second quarter of 2004, the Company initiated other restructuring initiatives to improve asset utilization and enhance efficiency. The restructuring initiatives included the closure of the Effingham, Illinois facility in the Magazine platform, an important downsizing at the Kingsport, Tennessee facility in the Book platform and other workforce reductions across the Company. The cash cost of these initiatives was initially estimated at $18.3 million, of which $11.2 million was recorded in the second quarter of 2004. These costs excluded a pension obligation related to the Effingham multiemployer benefit plan that could not be reasonably estimated at that time. The non-cash cost of these initiatives included $8.0 million for the curtailment and settlement of one of the Company's U.S. pension plans. The number of employees affected by the second quarter restructuring initiatives has been revised to 1,332 employees in total. However, the Company estimates that 450 new jobs will be created in other facilities. In summary, 1,291 employee positions have been eliminated and 41 will be eliminated during in 2005.

In the first quarter of 2004, the Company initiated restructuring initiatives and recorded $5.0 million for workforce reductions. Under these initiatives, 354 employee positions have been eliminated and 1 remains to come.

During the third and fourth quarter, the execution of the 2004 initiatives resulted in a net reversal of $0.1 million and $0.2 million, respectively.

In summary, as of December 31,2004, 2,228 employee positions have been eliminated under the 2004 initiatives, 290 will be completed in 2005 and 567 new jobs will be created in other facilities. In 2005, excluding the pension obligation related to the Effingham multiemployer benefit plan, $17.8 million of cash restructuring charges related to the 2004 initiatives remain to be recorded when the liability related to the initiatives will have been contracted.

Prior years' restructuring and other charges

In 2004, the review and execution of the prior years' initiatives resulted in a net reversal of $1.4 million comprised of a cash overspending of $6.6 million, and $8.0 million reversal of prior years' restructuring and other charges, mostly due to the cancellation or the termination of 75 employee positions.

During the fourth quarter, the execution of the prior years' initiatives resulted in a net overspending of $1.3 million comprised of a cash overspending of $1.5 million, and a $0.2 million reversal of prior year restructuring and other charges.

3. IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

2003 Impairment of assets, restructuring and other charges

In 2003, the Company recorded an impairment of assets, restructuring and other charges of $98.3 million. Non-cash items amounted to $60.4 million, and cash items to $37.9 million. The cash items are detailed as follows and discussed below.

Breakdown of the 2003 restructuring charges by quarter and segment.

	Overspending of 2001-2002 initiatives	Reversal of previous years reserves	New initiatives in 2003	Net reversal of 2003 initiatives	Total
Second Quarter	$ 9.6	$ (4.6)	$ 23.4	$ –	$ 28.4
Third Quarter	1.1	(5.8)	1.9	(2.2)	(5.0)
Fourth Quarter	2.2	(3.5)	16.1	(0.3)	14.5
	$ 12.9	$ (13.9)	$ 41.4	$ (2.5)	$ 37.9

	North America	Europe	Latin America	Other	Total
Second Quarter	$ 19.2	$ 7.2	$ 1.3	$ 0.7	$ 28.4
Third Quarter	2.4	(7.5)	0.1	–	(5.0)
Fourth Quarter	10.1	2.1	2.2	0.1	14.5
	$ 31.7	$ 1.8	$ 3.6	$ 0.8	$ 37.9

Impairment of assets

During 2003, the Company reviewed the status of assets that became permanently idle following the prior years' restructuring initiatives and difficult economic conditions. The Company determined that these assets would not be redeployed as it had originally contemplated under an economic recovery scenario or that they would not generate sufficient cash flow, and as such, recorded an impairment of long-lived assets of $54.4 million. 2003 initiatives resulted in an impairment of long-lived assets of $2.8 million and $3.2 million related to previous years' initiatives. The $60.4 million included $46.7 million for North America, $5.0 million for Europe and $8.2 million for Latin America.

Restructuring and other charges

During the fourth quarter of 2003, the Company continued its restructuring initiatives and recorded a cash cost of $16.1 million related to a reduction in workforce and a reversal of $0.3 million related to second quarter and third quarter initiatives.

In the third quarter of 2003, the Company initiated new restructuring initiatives and recorded a charge of $1.9 million for workforce reductions and the execution of the June initiatives resulted in a reversal of $2.2 million of restructuring charges.

In the second quarter of 2003, the Company initiated restructuring initiatives and other charges following the continued volume declines in certain business segments. A cash charge of $23.4 million was taken consisting of $17.6 million in workforce reductions and $5.8 million of additional closure costs of four smaller facilities.

As of December 31, 2003, under the 2003 restructuring initiatives, 1,769 employee position terminations were completed. The workforce reductions affected all fixed cost areas of the Company, both at the plant and corporate levels.

2002 and 2001 restructuring initiatives

In 2003, the review and the execution of the 2002 and 2001 initiatives resulted in a net reversal of $1.0 million comprised of a cash overspending of $12.9 million, and a $13.9 million reversal of prior year restructuring and other charges. The cash overspending was related to the cost of closed facilities not yet disposed of, office leases not yet subleased, and other completed initiatives.

3. IMPAIRMENT OF ASSETS, RESTRUCTURING AND OTHER CHARGES (CONT'D)

2002 Impairment of assets, restructuring and other charges

In 2002, the Company recorded an impairment of assets, restructuring and other charges of $19.6 million comprised of $46.4 million for 2002 initiatives, $13.3 million for overspending on 2001 initiatives, and $40.1 million for the reversal of unused reserves from 2001 initiatives due to the continuation of a contract with a customer, previously expected to be terminated, that provided sufficient work to utilize equipment originally targeted for a shutdown. Cash items amounted to $20.1 million and non-cash items amounted to a net reversal of $0.5 million.

The 2002 initiatives were initiated in France due to difficult market conditions, severe price competition and a decrease in sales volume. In addition, reduction in force programs were initiated in North America and mostly completed in 2003. The charges of $46.4 million consisted of $6.5 million related to impairment of long-lived assets, $30.0 million in workforce reduction costs and other restructuring charges, and $9.9 million mostly for the write-down of the investment in Q-Media Services Corporation, which went into receivership at the end of 2002. The $30.0 million in workforce reduction costs and other restructuring charges included $18.6 million for Europe and $8.6 million for North America.

Continuity of restructuring reserve

As at January 1, 2004, the balance of the restructuring reserve was $45.8 million. This amount related mostly to the workforce reductions across the platform and lease and facility carrying costs. The Company utilized $50.6 million of the current and prior years' restructuring and other charges reserves during the twelve-month period ended December 31, 2004.

The following table sets forth the Company's 2004 restructuring reserve and activities against the reserves carried forward from 2003:

	Restructuring charges	Other charges	Total
Balance as at December 31, 2003	$ 44.6	$ 1.2	$ 45.8
Overspending of 2001-2003 initiatives	6.6	–	6.6
Reversal of previous years' reserve	(8.0)	–	(8.0)
New initiatives in 2004	40.2	–	40.2
	38.8	–	38.8
Reserved utilized in 2004	(49.7)	(0.9)	(50.6)
Foreign currency changes	1.2	–	1.2
Balance as at December 31, 2004	**$ 34.9**	**$ 0.3**	**$ 35.2**

Cash disbursement related to this reserve is expected to be as follows:

	Workforce reduction costs	Leases, closed facilities carrying costs and other	Total
2005	$ 21.3	$ 6.2	$ 27.5
2006	–	3.5	3.5
2007	–	2.6	2.6
2008	–	1.1	1.1
2009 and thereafter	–	0.5	0.5
	$ 21.3	$ 13.9	$ 35.2

4. FINANCIAL EXPENSES

	2004	2003	2002
Interest on long-term debt and convertible notes	**$ 124.7**	$ 151.8	$ 146.1
Interest on short-term debt	**4.4**	9.0	5.6
Amortization of deferred financing costs	**2.9**	3.6	3.5
Exchange losses	**1.7**	9.2	3.4
Exchange loss (gain) from reduction of a net investment in a foreign operation	**(1.0)**	5.3	—
Loss on extinguishment of long-term debt	**2.0**	30.2	—
	134.7	209.1	158.6
Interest capitalized to the cost of equipment	**(1.5)**	(2.3)	(4.0)
	$ 133.2	$ 206.8	$ 154.6
Cash interest payments	**$ 130.8**	$ 160.9	$ 149.0

In February 2004, the Company redeemed the remainder of the 7.75% senior notes callable on or after February 15, 2004 that were not tendered in 2003, for a total cash consideration of $32.5 million. The loss on extinguishment was $2.0 million. In 2003, the Company repurchased 89.6% of the $300 million aggregate principal amount of the 7.75% senior notes pursuant to a tender offer. The Company also exercised its option to redeem all $257.6 million aggregate principal amount of the 8.375% senior notes. These extinguishments of long-term debt resulted in a loss of $30.2 million consisting of premium paid, write-off of discounts and deferred costs related to those transactions.

5. INCOME TAXES

The domestic and foreign components of income before income taxes are as follows:

	2004	2003	2002
Domestic	**$ 9.7**	$ (11.8)	$ 5.1
Foreign	**218.4**	22.6	367.9
	$ 228.1	$ 10.8	$ 373.0

Total income tax expense was allocated as follows:

	2004	2003	2002
Income taxes	**$ 78.9**	$ 39.1	$ 90.9
Shareholders' equity:			
Translation adjustment	**6.7**	—	—
Dividends on preferred shares	**3.8**	5.3	3.0
	$ 89.4	$ 44.4	$ 93.9

Income tax expense (recovery) attributable to income consists of:

	2004	2003	2002
Current:			
Domestic	**$ 1.9**	$ 8.2	$ 3.1
Foreign	**34.2**	15.8	31.1
	36.1	24.0	34.2
Future:			
Domestic	**5.9**	(12.6)	(17.2)
Foreign	**36.9**	27.7	73.9
	42.8	15.1	56.7
	$ 78.9	$ 39.1	$ 90.9

5. INCOME TAXES (CONT'D)

The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Company in the determination of net income:

	2004	2003	2002
Domestic statutory tax rate	**33.7 %**	35.1 %	37.2%
Effect of foreign tax rate differences	**(15.1)**	(360.9)	(12.7)
International rates	**18.6**	(325.8)	24.5
Increase (reduction) resulting from:			
Change in valuation allowance	**11.6**	455.9	1.8
Permanent differences	**3.1**	(30.1)	(4.7)
Changes in enacted and average tax rates on cumulative temporary differences	**(0.8)**	258.8	—
Large corporation tax	**0.3**	6.4	0.2
Other	**1.8**	(3.8)	2.6
Effective tax rate	**34.6 %**	361.4 %	24.4%
Income taxes paid (received)	**$ 67.0**	$ 22.2	$ (3.6)

The tax effects of significant items comprising the Company's net future tax liability are as follows:

	2004	2003
Future tax assets:		
Operating loss carryforwards	**$ 180.6**	$ 285.6
Tax credit carryforwards	**14.0**	25.4
Trade receivables	**10.1**	18.7
Acquisition and restructuring reserves	**12.9**	29.7
Pension, postretirement and workers compensation benefits	**36.6**	47.9
Accrued compensation	**45.4**	23.3
Other	**20.6**	40.3
Gross future tax assets	**320.2**	470.9
Future tax liabilities:		
Property, plant and equipment	**(371.9)**	(457.2)
Inventories	**(32.7)**	(44.3)
Capital leases	**(25.2)**	(37.7)
Goodwill and other assets	**(68.0)**	(50.8)
Other	**(15.6)**	(48.5)
Gross future tax liabilities	**(513.4)**	(638.5)
Valuation allowance	**(170.6)**	(137.9)
Net future tax liability	**(363.8)**	(305.5)
Less current portion of:		
Future tax assets	**43.2**	105.8
Future tax liabilities	**(4.4)**	(6.2)
Future tax liability	**$ (402.6)**	$ (405.1)

The 2004 and 2003 amounts above include a valuation allowance of $170.6 million and $137.9 million respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for future tax assets as of January 1, 2003 was $84.8 million. The net change in the total valuation allowance for the years ended December 31, 2004 and 2003 were explained by $26.4 million and $49.4 million respectively, allocated to income from operations.

5. INCOME TAXES (CONT'D)

Subsequent recognition of the tax benefits relating to the valuation allowance for future tax assets as of December 31, 2004 will be allocated as follows:

Income tax benefit will be reported:		
In the consolidated statement of income	**$**	**145.6**
As a reduction of goodwill		**25.0**
	$	**170.6**

At December 31, 2004, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of $ 94.8 million, expiring from 2006 to 2018, and $ 365.3 million which can be carried forward indefinitely. In the United States, the Company had no Federal net operating loss carryforwards. The amount of US Federal alternative minimum tax credit available was $ 3.5 million, for which a full valuation allowance has been taken. The Company also had state net operating loss and state tax credit carryforwards valued net of federal tax benefit of approximately $ 29.9 million and $ 10.5 million, respectively. These loss and tax credit carryforwards expire between 2006 and 2024. Limitations on the utilization of these tax assets may apply and the Company has accordingly provided a valuation allowance in the amount of $ 19.3 million.

The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. Future income taxes will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. Such liability is not reasonably determinable at the present time.

6. EARNINGS (LOSS) PER SHARE

Basic earnings per share are calculated by dividing net income available to holders of equity shares by the weighted average number of equity shares outstanding during the year. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income. Diluted earnings per share are calculated by using the weighted average number of equity shares outstanding adjusted to include potentially the dilutive effect of convertible notes and stock options.

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002
Net income (loss) available to holders of equity shares	**$ 106.2**	$ (67.9)	$ 250.4
Income impact on assumed conversion of convertible notes, net of applicable income taxes	**–**	–	4.8
Net income (loss) adjusted for dilution effect	**$ 106.2**	$ (67.9)	$ 255.2
(in millions)			
Weighted average number of equity shares outstanding	**132.4**	136.0	140.7
Effect of dilutive convertible notes and stock options	**0.2**	–	4.7
Weighted average number of diluted equity shares outstanding	**132.6**	136.0	145.4
Earnings (loss) per share:			
Basic	**$ 0.80**	$ (0.50)	$ 1.78
Diluted	**$ 0.80**	$ (0.50)	$ 1.76

In 2004, diluted earnings per share does not include the effects of the convertible notes, as the effect of their inclusion is anti-dilutive. In 2003, net loss available to holders of equity shares does not include the effects of the convertible notes and stock options as the effect of their inclusion was anti-dilutive.

7. BUSINESS ACQUISITIONS

Acquisitions

During the years ended December 31, 2004, 2003 and 2002, the Company acquired the following businesses, which have been accounted for by the purchase method, and earnings are included in the consolidated statements of income since the date of acquisition.

7. BUSINESS ACQUISITIONS (CONT'D)

Acquisitions (cont'd)

2004

In November 2004, the Company purchased the remaining 50% of the issued and outstanding shares of Helio Charleroi in Belgium, for a cash consideration of $45.8 million, of which $17.0 million has been recorded in goodwill.

In September 2004, the Company acquired a minority interest in its North American operations for a cash consideration of $2.4 million, of which $1.8 million has been recorded in goodwill.

In April 2004, the Company acquired a minority interest in its Spanish operations for a cash consideration of $1.7 million, of which $1.5 million has been recorded in goodwill.

In March 2004, the Company acquired a minority interest in its North American operations for a cash consideration of $0.6 million, of which $0.4 million has been recorded in goodwill.

2003

In May 2003, the Company acquired minority interests in North American operations for a cash consideration of $4.4 million, of which $3.0 million has been recorded in goodwill.

In March 2003, the Company acquired minority interests in its Spanish operations for a cash consideration of $3.1 million, of which $2.2 million has been recorded in goodwill.

2002

In March 2002, the Company purchased all of the issued and outstanding shares of European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in France, for a cash consideration of $3.3 million. The purchase price will be adjusted by contingent considerations of a maximum of 6.1 million Euro ($7.6 million), based on achieving a specific performance level. An amount of 1.5 million Euro ($1.8 million) was paid in 2004 and the final contingent considerations will be paid in 2007. The contingent considerations, if any, will be recorded as an increase of the fixed assets. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. No goodwill resulted from this acquisition. The allocation purchase price process was completed as at March 31, 2003 and the effect of these adjustments did not have a significant impact on the consolidated financial statements.

During the year, the Company also acquired minority interests in North America and Europe for a cash consideration of $4.5 million, of which $1.3 million was recorded in goodwill.

Net assets acquired at fair value:

	2004	2003	2002
Assets acquired:			
Cash and cash equivalents	$ –	$ –	$ 7.5
Non-cash operating working capital	**(0.8)**	–	1.0
Property, plant and equipment	**11.8**	–	63.6
Goodwill	**20.7**	5.2	1.3
Other assets	**0.2**	–	–
Minority interest	**22.6**	2.3	3.2
Liabilities assumed:			
Long-term debt	–	–	55.5
Other liabilities	–	–	4.8
Future income taxes	**4.0**	–	0.1
Minority interest	–	–	8.4
Net assets acquired	**$ 50.5**	$ 7.5	$ 7.8
Consideration:			
Cash	**$ 50.5**	$ 7.5	$ 7.8

8. TRADE RECEIVABLES

Asset securitization

In September 2004, the Company renewed and amended its 1999 agreement to sell, with limited recourse, a portion of its US trade receivables on a revolving basis (the "US Program"). The amendment provides the Company with the option to extend the term of the US Program for an additional year. The US Program limit is $510.0 million. As at December 31, 2004, the amount outstanding under the US Program was $500.0 million ($488.0 million as at December 31, 2003).

In 2004, the Company sold, with limited recourse, a portion of its Canadian trade receivables on a revolving basis under the terms of a Canadian securitization agreement dated March 2003 (the "Canadian Program"). The Canadian Program limit is Cdn$135.0 million. As at December 31, 2004, the amount outstanding under the Canadian program was Cdn$126.0 million ($104.8 million) (Cdn$132.0 million ($101.0 million) as at December 31, 2003).

In 2004, the Company also sold, with limited recourse, a portion of its French and Spanish trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 153.0 million Euro. As at December 31, 2004, the amount outstanding under the European Program was 133.5 million Euro ($180.7 million) (142.5 million Euro ($177.6 million) as at December 31, 2003).

The Company has retained the responsibility for servicing, administering and collecting trade receivables sold. No servicing asset or liability has been recorded, since the fees the Company receives for servicing the receivables approximate the related costs.

At December 31, 2004, an aggregate of $936.1 million ($902.2 million as at December 31, 2003) of trade receivables have been sold under the three programs, of which $150.6 million ($135.6 million as at December 31, 2003) were kept by the Company as a retained interest, resulting in a net aggregate consideration of $785.5 million ($766.6 million as at December 31, 2003) on the sale. The retained interest is recorded in the Company's trade receivables, and its fair market value approximates its cost, given the short nature of the collection period of the trade receivables sold. The rights of the Company on the retained interest are subordinated to the rights of the investors under the programs. There is no recourse under the programs on the Company's other assets for failure of debtors to pay when due, other than the retained interest of the Company.

Securitization fees vary based on commercial paper rates in Canada, the United States and Europe and, generally, provide a lower effective funding cost than available under the Company's bank facilities.

Proceeds from revolving sales between the securitization trusts and the Company in 2004 totalled $4.8 billion ($4.7 billion in 2003).

9. INVENTORIES

	2004	2003
Raw materials and supplies	**$ 268.4**	$ 241.1
Work in process	**151.1**	159.0
	$ 419.5	$ 400.1

10. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated depreciation	Net book value
December 31, 2004			
Land	**$ 92.5**	**$ –**	**$ 92.5**
Buildings and leasehold improvements	**876.6**	**270.6**	**606.0**
Machinery and equipment	**3,902.0**	**2,270.8**	**1,631.2**
Projects under development	**43.9**	**–**	**43.9**
	$ 4,915.0	**$ 2,541.4**	**$ 2,373.6**
December 31, 2003			
Land	$ 88.5	$ –	$ 88.5
Buildings and leasehold improvements	834.8	211.1	623.7
Machinery and equipment	3,766.8	1,933.9	1,832.9
Projects under development	35.9	–	35.9
	$ 4,726.0	$ 2,145.0	$ 2,581.0

As at December 31, 2004, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $185.0 million ($386.6 million as at December 31, 2003) and $78.0 million ($233.3 million as at December 31, 2003) respectively, for the assets held under capital leases. Depreciation expenses of property, plant and equipment held under capital leases amounted to $7.0 million in 2004 ($17.6 million in 2003, and $19.4 million in 2002).

11. GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

	North America	Europe	Latin America	Total
Balance as at December 31, 2003	$ 2,192.2	$ 391.1	$ 7.7	$ 2,591.0
Goodwill acquired	2.2	18.5	–	20.7
Foreign currency changes	3.9	35.8	0.5	40.2
Balance as at December 31, 2004	**$ 2,198.3**	**$ 445.4**	**$ 8.2**	**$ 2,651.9**

12. LONG-TERM DEBT

	Maturity	2004	2003
Revolving bank facility $1.0 B (a)	2007	**$ 417.8**	$ 279.3
Senior Notes 4.875% and 6.125% (b)	2008, 2013	**597.2**	596.8
Senior Notes 8.42% and 8.52% (c)	2010, 2012	**250.0**	250.0
Senior Notes 7.20% (d)	2006	**250.0**	250.0
Senior Debentures 7.25% (e)	2007	**150.0**	150.0
Senior Debentures 6.50% (f)	2027	**3.2**	150.0
Senior Notes 8.54% and 8.69% (g)	2015, 2020	**121.0**	121.0
Senior Notes 7.75% (h)	–	**–**	30.7
Commercial paper (i)	–	**–**	0.3
Other debts and capital leases (j)	2005-2016	**48.3**	64.2
		1,837.5	1,892.3
Less current portion		**11.7**	17.9
		$ 1,825.8	$ 1,874.4

12. LONG-TERM DEBT (CONT'D)

(a) In November 2004, the Company extended, for an additional year, its existing revolving bank facility. The bank facility is composed of three tranches each maturing in November 2007. All three tranches can be extended on a yearly basis. The facility contains certain restrictions,including the obligation to maintain certain financial ratios. The facility can be used for general corporate purposes. The Company paid fees for the unused portion of $1.2 million in 2004 ($1.0 million in 2003 and 2002).

The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 2004, the drawings under this facility are denominated in Canadian and US dollars and bear interest at 3.57% and 3.39%, respectively.

(b) In November 2003, the Company issued, at discount, Senior Notes for a principal amount of $600.0 million comprised of two tranches. The first tranche of $200.0 million matures on November 15, 2008 and the second tranche of $400.0 million matures on November 15, 2013. Issuance costs of $4.8 million were paid on this transaction.

(c) In July 2000, the Company issued Senior Notes for a principal amount of $250.0 million comprised of two tranches. The first tranche of $175.0 million matures on July 15, 2010, while the second tranche of $75.0 million matures on July 15, 2012. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(d) In March 2001, the Company issued Senior Notes for a principal amount of $250.0 million maturing in March 2006. A portion of $33.0 million of the notes bears a floating interest rate, but has been swapped to fixed at the same rate as the coupon on the fixed rate portion (see Note 18 (c)). These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(e) The Senior Debentures mature on January 15, 2007.

(f) The Senior Debentures due on August 1, 2027 were redeemable at the option of the holder at their par value on August 1, 2004. Out of a principal amount of $150.0 million, $146.8 million Senior Debentures were tendered and repurchased at par value.

(g) In September 2000, the Company issued Senior Notes for a principal amount of $121.0 million comprised of two tranches. The first tranche of $91.0 million matures on September 15, 2015 and the second tranche of $30.0 million matures on September 15, 2020. These Notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

(h) In November 2003, following a tender offer at a premium for 100% of the face value of $300.0 million, the Company repurchased 89.6% of the notes or $268.7 million. The remaining Senior Notes were redeemed in February 2004 for a total cash consideration of $32.5 million. The Notes were originally issued by World Color Press ("WCP") and revalued at the time WCP was acquired by the Company in order to reflect their fair value based on the Company's borrowing rate for similar financial instruments. In August 2001, the Company obtained the consent from the noteholders to generally conform the restrictions on the notes with the Company's other senior public debentures. At the same time, the Notes which were Senior Subordinated Notes became Senior Notes.

(i) In 2004, the Company discontinued its Canadian Commercial paper program. At December 31, 2003, Cdn$0.4 million ($0.3 million) was outstanding under the Commercial paper program.

(j) Other debts and capital leases are partially secured by assets. An amount of $23.0 million ($29.6 million as at December 31, 2003) is denominated in Euro, an amount of $3.3 million ($4.2 million as at December 31, 2003) in Swedish kronas and an amount of $1.4 million ($1.9 million as at December 31, 2003) in Canadian dollars. At December 31, 2004, these debts and capital leases bear interest at rates ranging from 0.0% to 10.8%.

The Company was in compliance with all significant debt covenants at December 31, 2004.

12. LONG-TERM DEBT (CONT'D)

Principal repayments on long-term debt are as follows:

2005	$ 11.7
2006	258.6
2007	571.8
2008	205.4
2009	8.1
2010 and thereafter	781.9

13. OTHER LIABILITIES

	2004	2003
Postretirement benefits	**$ 73.5**	$ 66.5
Pension liability	**56.9**	63.0
Workers' compensation accrual	**30.3**	18.1
Reserve for environmental matters	**15.9**	16.2
Derivative financial instruments	**26.4**	59.5
Other	**45.1**	34.8
	$ 248.1	$ 258.1

14. CONVERTIBLE NOTES

	Maturity	2004	2003
Convertible senior subordinated notes 6.00% (a)	2007	**$ 112.6**	$ 110.7
Convertible subordinated debentures 7.00% (b)	—	**–**	6.0
		112.6	116.7
Less current portion		**–**	6.0
		$ 112.6	$ 110.7

(a) The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued at the time WCP was acquired by the Company in order to reflect their fair value based on the Company's borrowing rate for similar financial instruments. The equity component of the notes, which corresponds to the option of the holder to convert the notes into equity shares of the Company, was valued at the date of acquisition and classified as additionnal paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2002 to the final maturity. Pursuant to the terms of the convertible notes, the Company repurchased $7.6 million of the notes in 1999 following a tender offer at par for 100% of the face value of $151.8 million. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24.7 million thereof. The aggregate principal amount of the notes, as at December 31, 2004, was $119.5 million ($119.5 million as at December 31, 2003). The number of equity shares to be issued upon conversion of the convertible notes would be 3,656,201.

(b) In March 2001, a subsidiary of the Company issued convertible subordinated debentures which were repaid at maturity in May 2004.

15. CAPITAL STOCK

(a) Authorized capital stock

Equity shares:

Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

The Series 2 Cumulative Redeemable First Preferred Shares were converted into Series 3 Cumulative Redeemable First Preferred Shares in December 2002.

The Series 3 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn$1.5380 per share per annum, payable quarterly from December 1, 2002 to November 30, 2007. Thereafter, a new fixed cumulative preferential cash dividend will be set by the Company for another five-year period. On December 1, 2007, and at every 5th anniversary thereafter, these preferred shares may be converted into Series 2 Cumulative Redeemable First Preferred Shares under certain conditions.

The Series 4 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn$1.6875 per share per annum, payable quarterly, if declared. On and after March 15, 2006, these preferred shares are redeemable at the option of the Company at Cdn$25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after June 15, 2006, these preferred shares may be converted at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

The Series 5 Cumulative Redeemable First Preferred Shares are entitled to a fixed cumulative preferential cash dividend of Cdn$1.725 per share per annum, payable quarterly, if declared. On and after December 1, 2007, these preferred shares are redeemable at the option of the Company at Cdn$25.00, or with regulatory approval, the preferred shares may be converted into equity shares by the Company. On and after March 1, 2008, these preferred shares may be converted at the option of the holder into equity shares, subject to the right of the Company prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Each series of Preferred Shares ranks pari passu with every other series of Preferred Shares.

(b) Issued and outstanding Redeemable First Preferred Shares

In December 2002, the holders of the Series 2 Cumulative Redeemable First Preferred Shares elected to convert more than 11,000,000 preferred shares into Series 3 Cumulative Redeemable First Preferred Shares. Consequently, in accordance with the Articles of the Company for these preferred shares, all remaining Series 2 Cumulative Redeemable First Preferred Shares were automatically converted into Series 3 Cumulative Redeemable First Preferred Shares.

(c) Share repurchase

In June 2003, the Company repurchased for cancellation a total of 10,000,000 Subordinate Voting Shares pursuant to its Substantial Issuer Bid dated April 24, 2003 for a net cash consideration, including redemption fees, of Cdn$241.1 million ($173.6 million). The Substantial Issuer Bid expired at midnight (Montreal time) on the evening of June 2, 2003. The excess of the price paid over the book value of the shares repurchased, amounting to $39.3 million, was charged to retained earnings.

In 2001, the Company initiated a normal course issuer bid for a maximum of 8,800,000 Subordinate Voting Shares over the period from April 6, 2001 to April 5, 2002. During 2002, under this normal course issuer bid program, the Company repurchased for cancellation 148,500 Subordinate Voting Shares for a net cash consideration of Cdn$5.2 million ($3.5 million).

16. STOCK-BASED COMPENSATION PLANS

(a) Employee share purchase plans

The Employee Stock Purchase Plan gives eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee. The number of shares that may be issued and sold under the plan is limited to 2,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. At December 31, 2004, 4,107 employees (6,559 as at December 31, 2003 and 6,199 as at December 2002) were participating in the plan. The total number of plan shares issued for employees was 417,769 in 2004, including the Company's contribution of 62,221, (600,310 in 2003, including the Company's contribution of 89,408 and 468,267 in 2002, including the Company's contribution of 69,742) which represented compensation expenses amounting to $1.1 million in 2004 ($1.9 million in 2003 and $1.6 million in 2002).

16. STOCK-BASED COMPENSATION PLANS (CONT'D)

(a) Employee share purchase plans (cont'd)

The Employee Share Investment Plan gives eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. The number of shares that may be issued and sold under this plan is limited to 3,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. At December 31, 2004, 1,403 employees (2,281 at December 31, 2003 and 2,249 at December 2002) were participating in the plan. The total number of shares issued for employees, was 166,705 in 2004, including the Company's contribution of 25,930 (179,189 in 2003, including the Company's contribution of 30,085 and 117,162 in 2002, including the Company's contribution of 15,435), which represented compensation expenses amounting to Cdn $0.6 million ($0.5 million) in 2004 (Cdn $0.6 million ($0.4 million) in 2003 and 2002).

(b) Stock option plan

Under the stock option plan, a total of 7,519,796 Subordinate Voting Shares have been reserved for plan participants. As of December 31, 2004, the number of Subordinate Voting Shares related to the stock options outstanding was 4,542,045. The subscription price was usually equal to the share market price at the date the options were granted. The options vest over either four or five years. The options may be exercised during a period not exceeding ten years from the date they have been granted.

During the second quarter of 2004, the Board of Directors approved a special option grant of 1,000,000 Subordinate Voting Shares of the Company. The subscription price was equal to the share market price at the grant date and the options will be eligible for vesting on the anniversary date. Of the 1,000,000 options granted, half will be vested over four years based on current policy. The other half will be vested based on the performance over four years as follows: 300,000 options will vest at a rate of 25% per year, based on targeted annual growth of 15%, as measured by the growth in EPS per the December 31 audited consolidated financial statements of each year (the target earnings per share range between $1.70 and $2.08); and 200,000 options will vest at 25% per year, based on targeted compounded annual growth of 10%, as measured by the growth in the 30-day average share price preceding each anniversary date (the target share prices range between Cdn $28.55 and Cdn $37.99). Should the targets not be attained, the annual portion will not vest but may vest on any following anniversary date if subsequent targets are realized. The vesting of performance options can be achieved on an annual or cumulative basis such that previously missed annual vesting targets can vest based on cumulative compounded annual growth performance.

The fair value of options granted during 2003, was estimated using the Black-Scholes option pricing model. In 2004, the fair value of options granted during the year was estimated using the binomial option pricing model. The following weighted average assumptions were used:

	2004	2003
Weighted-average grant date fair value of options	**$ 7.01**	$ 5.74
Assumptions:		
Risk-free interest rate	**4.01% - 4.59%**	4.61% - 4.73%
Dividend yield	**2% - 3%**	2% - 4%
Expected volatility	**30%**	26% - 28%
Expected life	**7 years**	7 years

During the year, under the stock option plan and the special option grant, a compensation expense of $4.3 million ($1.9 million in 2003), was recognized with a corresponding increase in additional paid-in capital.

The number of stock options outstanding fluctuated as follows:

	2004		2003		2002	
	Options	**Weighted average exercise price**	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of year	**3,699,061**	**$ 22.52**	3,525,376	$ 20.42	4,563,330	$ 20.07
Issued	**1,181,023**	**23.83**	916,911	22.54	474,321	22.51
Exercised	**(55,363)**	**14.38**	(27,346)	13.93	(525,069)	16.77
Cancelled	**(282,676)**	**24.40**	(715,880)	23.01	(987,206)	22.33
Balance, end of year	**4,542,045**	**$ 23.81**	3,699,061	$ 22.52	3,525,376	$ 20.42
Options exercisable, end of year	**2,306,882**	**$ 23.81**	1,939,486	$ 22.21	1,271,529	$ 19.54

16. STOCK-BASED COMPENSATION (CONT'D)

(b) Stock option plan (cont'd)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 11 - $ 15	36,511	0.14	$ 12.53	36,511	$ 12.53
$ 15 - $ 18	100,103	2.32	16.73	100,103	16.73
$ 18 - $ 21	444,161	6.01	19.02	230,411	19.19
$ 21 - $ 24	1,609,238	5.44	22.49	1,002,243	22.43
$ 24 - $ 29	2,315,027	7.23	26.02	919,106	27.55
$ 29 - $ 31	37,005	7.15	30.93	18,508	30.93
	4,542,045	6.31	$ 23.81	2,306,882	$ 23.81

Prior to January 1, 2003, the Company used the settlement based method for its stock-based compensation plans. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 under all plans, the Company's pro forma net income (loss), earnings (loss) per share and diluted earnings (loss) per share would have been as presented in the table below.

	2004	2003	2002
Pro forma net income (loss)	**$ 143.3**	$ (31.8)	$ 278.8
Pro forma earnings (loss) per share:			
Basic	**$ 0.80**	$ (0.50)	$ 1.78
Diluted	**$ 0.80**	$ (0.50)	$ 1.75

The pro forma disclosure omits the effect of awards granted before January 1, 2002. These pro forma amounts include a compensation cost calculated using the Black-Scholes option pricing model with the following assumptions.

Weighted-average grant date fair value of options	$ 4.83
Assumptions:	
Risk-free interest rate	4.48 % - 5.07 %
Dividend yield	2%
Expected volatility	25%
Expected life	7 years

(c) Deferred Stock Unit Plan

The deferred stock unit plan ("DSU plan") is for the benefit of the Company's directors. Under the DSU plan, a portion of each director's compensation package is received in the form of units. The value of a unit is based on the weighted average trading price of the Subordinate Voting Shares. Subject to certain limitations, the units will be redeemed by the Company when the director ceases to be a DSU participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption.

As of December 31, 2004, the number of units outstanding under this plan was 153,948 (83,972 in 2003 and 31,250 in 2002), which represented compensation expense amounting to $ 1.6 million in 2004 ($ 0.9 million in 2003 and $0.7 million in 2002).

17. TRANSLATION ADJUSTMENT

The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rates on translation of net assets of self-sustaining foreign operations, exchange gains or losses on intercompany account balances that form part of the net investments, and foreign exchange gains or losses related to derivative financial instruments used to hedge the net investments, net of income taxes.

18. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

(a) Fair value of financial instruments

The carrying values of cash and cash equivalents, trade receivables, receivables from related parties, bank indebtedness, trade payables, payables to related parties and accrued liabilities approximate their fair values because of the short-term nature of these items.

The following table summarizes the book value and fair value at December 31, 2004 and 2003 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

	2004		2003	
	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities				
Long-term debt [1]	$ (1,837.5)	$ (1,943.6)	$ (1,892.3)	$ (2,005.9)
Convertible notes [1]	(112.6)	(121.9)	(116.7)	(127.4)
Derivative financial instruments				
Interest rate swap agreements	–	(5.1)	–	(3.2)
Foreign exchange forward contracts	72.8	109.8	43.1	73.3
Cross currency interest rate swaps	(16.7)	(16.7)	(47.7)	(47.7)
Commodity swaps	(0.1)	(1.4)	–	1.0

[1] Including current portion

(b) Foreign exchange risk management

The Company enters into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of foreign denominated sales, related receivables, raw materials, equipment purchases and foreign denominated debt, and to manage its foreign exchange exposure on net investments and foreign denominated assets. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:

(i) Foreign exchange forward contracts

	2004		2003	
Currencies (sold / bought)	Notional amounts [2]	Average rate [3]	Notional amounts	Average rate [3]
$ / Cdn $				
Less than 1 year	$ 120.2	0.6534	$ 129.1	0.6666
Between 1 and 3 years	367.0	0.6323	261.7	0.6263
Between 3 and 5 years	–	–	133.9	0.6219
Euro / $				
Less than 1 year	186.1	0.7477	94.0	0.8084
SEK / $				
Less than 1 year	42.1	6.6918	15.7	7.3237
GBP / Euro				
Less than 1 year	21.8	0.6956	19.4	0.7058
Between 1 and 3 years	1.8	0.7068	1.4	0.7166
Other				
Less than 1 year	88.5	–	17.7	–
Between 1 and 3 years	9.4	–	0.5	–
	$ 836.9		$ 673.4	

[2] Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2004 and 2003.

[3] Rates are expressed as the number of units of the currency sold for one unit of the currency bought.

18. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONT'D)

(b) Foreign exchange risk management (cont'd)

(ii) Cross-currency swaps

Currencies (sold / bought)	2004 Notional amounts [1]	2004 Average rate [2]	2003 Notional amounts [1]	2003 Average rate [2]
Euro / $				
Less than 1 year	$ **83.3**	**0.7461**	$ 98.3	1.0440
Between 1 and 3 years	**34.6**	**0.8226**	91.9	0.9521
SEK / $				
Less than 1 year	**3.1**	**7.4**	21.5	8.8565
	$ **121.0**		$ 211.7	

[1] Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2004 and 2003.
[2] Rates are expressed as the number of units of the currency sold for one unit of the currency bought.

(c) Interest rate risk management

The Company has entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange, at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts.

The amounts of outstanding contracts at December 31, 2004 are included in the table below:

Maturity	Notional amount	Pay/Receive	Fixed Rate	Floating Rate
March 2006	$ 33.0	Company pays fixed/ receives floating	7.20 %	Libor 3 months/ plus 1.36%
November 2008	$200.0	Company pays floating/ receives fixed	4.875 %	Libor 3 months/ plus 1.53%

The amounts of outstanding contracts at December 31, 2003 are included in the table below:

Maturity	Notional amount	Pay/Receive	Fixed Rate	Floating Rate
March 2006	$ 33.0	Company pays fixed/ receives floating	7.20 %	Libor 3 months/ plus 1.36%

(d) Commodity risk

The Company has entered into commodity swap agreements to manage a portion of its North American natural gas exposure. The Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the notional amounts.

The amounts of outstanding contracts at year-end are included in the table below:

Countries / Unit	2004 Notional quantity	2004 Average price [3]	2003 Notional quantity	2003 Average price [3]
Canada / millions of Gigajoules				
Less than 1 year	**0.2**	$ **5.76**	0.3	$ 4.42
US / millions of MMBTU				
Less than 1 year	**2.0**	$ **6.89**	2.2	$ 5.09

[3] Transactions in foreign currencies are translated into dollars using the closing exchange rate as at December 31, 2004 and 2003.

18. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONT'D)

(e) Credit risk

The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

When the Company enters into derivative financial instruments, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's and are subject to concentration limits. The Company does not foresee any failure by the counterparties in meeting their obligations.

The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2004, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper, ink and labour. The Company does not believe that it is exposed to an unusual level of customer credit risk.

19. COMMITMENTS AND CONTINGENCIES

(a) Leases

The Company rents premises and machinery and equipment under operating leases which expire at various dates up to 2016 and for which minimum lease payments total $416.7 million.

Annual minimum payments under these leases are as follows:

2005	$	109.9
2006		79.3
2007		59.7
2008		38.3
2009		29.9
2010 and thereafter		99.6

Rental expenses for operating leases were $96.6 million, $89.1 million and $91.4 million for the years 2004, 2003 and 2002.

(b) Machinery and equipment

As at December 31, 2004, the Company had commitments to purchase 9 new presses for its North American segment at a cost of approximately $110 million and other equipment for a total value of approximately $22 million.

(c) Environment

The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

(d) Guarantees

Significant guarantees the Company has provided to third parties include the following:

Operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $103 million. Of this amount, $35.9 million expire in 2005 and $9.7 million in 2006. As at December 31, 2004, the Company has recorded a liability of $9.7 million associated with these guarantees.

Sub-lease agreements
The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2005 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure in respect of these guarantees is $6.0 million. As at December 31, 2004, the Company has not recorded a liability associated with these guarantees, since it is not probable that the sub-lessee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

19. COMMITMENTS AND CONTINGENCIES (CON'T'D)

(d) Guarantees (cont'd)

Business and real estate disposals

In the sale of all or a part of a business or real estate, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from its past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that could be required to pay to guaranteed parties. The Company has not accrued any amount in the consolidated balance sheet with respect to this item.

Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of its US subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to perform the payments on behalf of its US subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevent the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply, contain make-whole provisions which effectively limit the exposure associated with such an occurence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

20. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties (the parent company and its other subsidiaries) and were accounted for using the amount of cash consideration:

	2004	2003	2002
Revenues	**$ 52.1**	$ 42.5	$ 38.0
Purchases	**5.4**	2.2	1.0
Management fees billed by Quebecor Inc.	**4.2**	3.9	3.5
IT services billed by VTL (net of incurred expenses billed to VTL of $3.7)	**3.7**	–	–

During the year, the Company transferred the benefit of a deduction for Part VI. I tax to subsidiaries of its parent company for a consideration of Cdn$12.4 million ($10.3 million), (Cdn$11.4 million ($8.7 million) in 2003 and Cdn$9.9 million ($6.4 million) in 2002) recorded in receivables from related parties. This reduced the Company's available future income tax assets by Cdn$13.0 million ($10.8 million), (Cdn$10.8 million ($8.3 million) in 2003 and Cdn$11.5 million ($7.4 million) in 2002), and decreased the additional paid-in capital by Cdn$0.6 million ($0.5 million) (increase of Cdn$0.6 million ($0.4 million) in 2003 and a decrease of Cdn$1.6 million ($1.0 million) in 2002). The transaction was recorded at the carrying amount.

During the year, the Company reached an agreement with one of the parent company's subsidiaries, Videotron Telecom Ltd (VTL), to outsource its information technology (IT) infrastructure in North America for a duration of 7 years. As part of this agreement, VTL has purchased some of the Company's IT infrastructure equipment at a cost of $2.4 million. The outsourcing of services to VTL is estimated to cost the Company $15.1 million annually.The transfer of the equipment was completed in October and recorded at the carrying amount and no gain or loss was realized.

In 2000, the Company entered into a strategic agreement with Nurun Inc. ("Nurun"). The agreement included a commitment from the Company to use Nurun services (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million commited to Nurun were modified to include services directly requested by the Company and its affiliates (Quebecor Inc. and Quebecor Media inc. and their subsidiaries) as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranted revenues and the aggregate amount of revenues. As of December 31, 2004, the cumulative services paid to Nurun under this agreement, amounted to $6.9 million.

21. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains defined benefit and contribution pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. The effective dates of the most recent actuarial valuations for funding purposes were between April 2002 and December 2003, and the date of the next required actuarial valuation ranges between December 2004 and December 2006.

The Company provides postretirement benefits to eligible employees. The costs of these benefits, which are principally health care, are accounted for during the employees' active service period.

The following table is based on a September 30th measurement date. The table provides a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2004 and December 31, 2003, and a statement of the funded status as at December 31, 2004 and December 31, 2003:

21. PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT'D)

	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Changes in benefit obligations				
Benefit obligation, beginning of year	**$ 971.0**	$ 809.5	**$ 100.3**	$ 92.3
Service cost	**37.8**	35.4	**1.5**	1.3
Interest cost	**58.0**	54.5	**5.8**	6.0
Plan participants' contributions	**5.3**	5.0	**2.1**	2.1
Plan amendments	**(1.5)**	2.4	**(13.0)**	–
Curtailment (gain) loss	**1.2**	(0.4)	**(6.0)**	–
Actuarial (gain) loss	**(16.4)**	85.0	**(16.2)**	6.1
Benefits paid	**(61.0)**	(59.4)	**(9.0)**	(8.4)
Foreign currency changes	**25.7**	39.0	**0.6**	0.9
Benefit obligation, end of year	**$ 1,020.1**	$ 971.0	**$ 66.1**	$ 100.3
Changes in plan assets				
Fair value of plan assets, beginning of year	**$ 480.8**	$ 404.1	**$ –**	$ –
Actual return on plan assets	**57.3**	64.9	**–**	–
Employer contributions	**120.5**	41.2	**6.9**	6.3
Plan participants' contributions	**5.3**	5.0	**2.1**	2.1
Transfer / Adjustment	**–**	1.4	**–**	–
Benefits paid	**(61.0)**	(59.4)	**(9.0)**	(8.4)
Foreign currency changes	**16.3**	23.6	**–**	–
Fair value of plan assets, end of year	**$ 619.2**	$ 480.8	**$ –**	$ –
Reconciliation of funded status				
Funded status	**$ (400.9)**	$ (490.2)	**$ (66.1)**	$ (100.3)
Unrecognized net transition asset	**(4.7)**	(5.1)	**–**	–
Unrecognized prior service cost (benefit)	**18.4**	19.9	**(13.6)**	(0.6)
Unrecognized actuarial loss	**372.3**	401.9	**4.4**	28.5
Adjustment for fourth quarter contributions	**3.6**	47.0	**1.8**	1.7
Net amount recognized	**$ (11.3)**	$ (26.5)	**$ (73.5)**	$ (70.7)

Included in the above benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Benefit obligation	**$ (1,020.1)**	$ (971.0)	**$ (66.1)**	$ (100.3)
Fair value of plan assets	**619.2**	480.8	**–**	–
Funded status - plan deficit	**$ (400.9)**	$ (490.2)	**$ (66.1)**	$ (100.3)

The following table provides the amounts recognized in the consolidated balance sheets:

	Pension Benefits 2004	Pension Benefits 2003	Postretirement Benefits 2004	Postretirement Benefits 2003
Accrued benefit liability	**$ (56.9)**	$ (63.0)	**$ (73.5)**	$ (70.7)
Accrued benefit asset [1]	**45.6**	36.5	**–**	–
Net amount recognized	**$ (11.3)**	$ (26.5)	**$ (73.5)**	$ (70.7)

[1] Included in other assets.

21. PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT'D)

The plan assets held in trust at the measurement date and their weighted average allocations were as follows:

Asset category	2004	2003
Equity securities	62%	70%
Corporate bonds	33	27
Others	5	3

At December 31, 2004, the equity securities did not include any of the Company's or related parties' shares.

The following table provides the components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Defined benefit plans						
Service cost	**$ 37.8**	$ 35.4	$ 31.5	**$ 1.5**	$ 1.3	$ 0.9
Interest cost	**58.0**	54.5	52.3	**5.8**	6.0	5.3
Actual return on plan assets	**(57.3)**	(64.9)	40.5	**–**	–	–
Actuarial (gain) loss	**(16.4)**	85.3	33.6	**(16.1)**	6.1	16.5
Plan amendments	**(1.5)**	2.4	6.4	**(13.0)**	–	(0.7)
Curtailment loss	**1.9**	2.1	–	**–**	–	–
Settlement loss	**1.8**	–	–	**–**	–	–
Benefit cost before adjustments to recognize the long-term nature of the plans	**24.3**	114.8	164.3	**(21.8)**	13.4	22.0
Difference between expected return and actual return on plan assets	**6.7**	14.8	(91.2)	**–**	–	–
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	**28.8**	(79.9)	(31.0)	**18.1**	(4.7)	(16.3)
Difference between amortization of past service costs for the year and actual plan amendments for the year	**3.0**	(2.4)	(6.4)	**12.9**	(0.1)	0.1
Amortization of transitional obligation (asset)	**(0.8)**	(0.7)	(0.6)	**–**	–	–
Valuation allowance	**–**	–	(0.1)	**–**	–	–
Net periodic cost	**62.0**	46.6	35.0	**9.2**	8.6	5.8
Defined contribution plans	**12.7**	19.7	21.9	**–**	–	–
Total periodic benefit cost	**$ 74.7**	$ 66.3	$ 56.9	**$ 9.2**	$ 8.6	$ 5.8

21. PENSION AND OTHER POSTRETIREMENT BENEFITS (CONT'D)

The defined contribution pension plan benefit cost included contributions to multiemployer plans of $7.3 million for the year ended December 31, 2004 ($7.9 million in 2003 and $8.1 million in 2002), and $2.7 for the pension obligation related to the Effingham multiemployer benefit plan, as described in Note 3. In February 2004, the Company has suspended the employer contribution matching program, except where required by union contracts.

Effective January 1, 2005, the Company will partially reinstate the matching contributions up to an annual maximum of $500 for the following employees:

- Hourly employees with earnings of $70,000 or less
- Salaried employees with earnings of $50,000 or less

There are no changes in the employer contribution matching program where required by union contracts.

The total cash amount paid or payable for employee future benefits for all plans, consisting of cash contributed by the Company to its funded pension plans, cash payment directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $ 83.8 million for the year ended December 31, 2004 ($74.4 million in 2003 and $77.2 million in 2002).

The weighted average assumptions used in the measurement of the Company's benefit obligation and cost are as follows:

		Pension Benefits			Postretirement Benefits	
	2004	2003	2002	2004	2003	2002
Accrued benefit obligation as of December 31:						
Discount rate	**6.0%**	6.0%	6.7%	**6.1%**	6.0%	6.8%
Rate of compensation increase	**3.4%**	3.5%	3.4%	–	–	–
Benefit costs for years ended December 31:						
Discount rate	**6.0%**	6.7%	7.0%	**6.0%**	6.8%	7.2%
Expected return on plan assets	**7.8%**	8.2%	8.2%	–	–	–
Rate of compensation increase	**3.5%**	3.4%	3.4%	–	–	–

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.9% at the end of 2004 (10.2% at the end of 2003) and is expected to decrease gradually to 5% in 2009 and remain at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

	Postretirement Benefits	
Sensitivity analysis	1% increase	1% decrease
Effect on service and interest costs	$ 0.6	$ (0.6)
Effect on benefit obligation	4.6	(4.0)

22. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a) Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements

The application of GAAP in the United States would have the following effects on net income as reported:

	2004	2003	2002
Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	**$ 143.7**	$ (31.4)	$ 279.3
Adjustments before income taxes:			
Stock-based compensation (a) (i)	**(0.1)**	(1.9)	2.1
Convertible senior subordinated notes (a) (ii)	**2.6**	2.4	2.3
Hedge accounting (a) (iii)	**(7.6)**	23.6	–
Reduction of a net investment in a foreign operation (a) (iv)	**(1.0)**	–	–
	(6.1)	24.1	4.4
Income taxes (a) (i) (iii)	**2.7**	(7.9)	(0.6)
Asset retirement obligations, net of income taxes of $(0.8) (a) (v)	**1.2**	(1.2)	–
Net adjustments	**(2.2)**	15.0	3.8
Net income (loss), as adjusted per GAAP in the United States	**$ 141.5**	$ (16.4)	$ 283.1
Net income available to holders of preferred shares	**37.5**	36.5	28.9
Net income (loss) per GAAP in the United States available to holders of *equity shares*	**104.0**	(52.9)	254.2
Income impact on assumed conversion of convertible notes, net of applicable income taxes	**–**	–	3.8
Net income (loss) per GAAP in the United States adjusted for dilution effect	**$ 104.0**	$ (52.9)	$ 258.0
Weighted average number of equity shares outstanding (in millions):			
Basic	**132.4**	136.0	140.7
Diluted	**132.6**	136.0	145.4
Earnings (loss) per share as adjusted per GAAP in the United States:			
Basic	**$ 0.79**	$ (0.39)	$ 1.81
Diluted	**$ 0.78**	$ (0.39)	$ 1.77

22. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(a) Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (cont'd)

(i) Stock-based compensation

Under GAAP in the United States, prior to fiscal year of 2003, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee share plans and stock option plans. Effective January 1, 2003, the Company changed its method of accounting for stock-based compensation and decided to use the fair value based method of accounting for all its stock-based compensation plans. In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123", the Company adopted these changes using the prospective method. The adoption of SFAS no. 123 and No. 148 harmonizes accounting standards with CICA Handbook Section 3870.

Employee stock purchase plan in the United States:
Under the provisions of APB 25, applied by the Company prior to fiscal year of 2003, an Employee Share Plan was accounted for as non-compensatory. Under GAAP in Canada, the Company's contributions were accounted for as compensation expenses.

Stock option plans:
The Company awarded in 1999 a special performance grant to certain executives. Under the provisions of APB 25, which the Company applied prior to fiscal 2003, those grants were accounted for as a variable plan. Compensation costs of this grant are still being recognized over the vesting period. There were no similar requirements under GAAP in Canada.

(ii) Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders' equity as additional paid-in capital. The difference between the carrying amount of the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment.

(iii) Accounting for derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In order to apply hedge accounting under SFAS 133, hedging relationships must be formally documented and highly effective at offsetting changes in hedged items.

The Company did not apply the hedge accounting under SFAS No. 133 for some foreign exchange forward contracts and cross currency swaps that hedge anticipated foreign denominated sales and the related receivables, and foreign denominated asset exposures, under GAAP in the United States during 2003. However, the Company considers those derivative instruments to be effective foreign currency risk management tools and economic hedges of the changes attributable to the foreign currencies in which the forecasted transactions and assets are denominated. Under GAAP in Canada, hedge accounting was applied to all such transactions.

(iv) Reduction of a net investment in a foreign operation

Under GAAP in Canada, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation of a net investment in a foreign operation.

(v) Asset retirement obligations

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", (SFAS 143), which addresses financial accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased at each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Under GAAP in Canada, accounting for asset retirement obligations was adopted in 2004.

22. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(b) Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	2004		2003	
	Canada	**United States**	Canada	United States
Assets				
Current future income taxes (a) (iii) (b) (i) (ii)	**$ 43.2**	**$ 58.7**	$ 105.8	$ 106.7
Other current assets (a) (iii) (b) (i)	**–**	**38.8**	–	15.6
Property, plant and equipment, net (a) (v)	**2,373.6**	**2,373.6**	2,581.0	2,582.7
Other assets (a) (iii) (b) (i) (ii)	**219.8**	**258.6**	176.9	218.3
Liabilities and Shareholders' Equity				
Trade payables and accrued liabilities (a) (iii) (b) (i) (ii)	**931.9**	**974.2**	987.7	1,062.7
Current future income taxes (a) (iii) (b) (i) (ii)	**4.4**	**25.3**	6.2	6.2
Other liabilities (a) (iii) (iv) (b) (i) (ii)	**248.1**	**481.6**	258.1	526.3
Long-term future income taxes (a) (i) (iii) (v) (b) (i) (ii)	**402.6**	**322.3**	405.1	294.7
Convertible Notes (a) (ii)	**112.6**	**121.1**	110.7	121.8
Capital stock (b) (iii)	**1,705.3**	**1,674.3**	1,693.1	1,662.1
Additional paid-in capital (a) (i) (ii)	**109.7**	**93.7**	105.9	89.8
Retained earnings (a) (i) (ii) (iii) (iv) (v) (b) (i) (iii)	**761.0**	**808.2**	723.6	773.2
Translation adjustment (c)	**36.6**	**–**	(19.2)	–
Accumulated other comprehensive income (loss) (a) (iii) (iv) (b) (i) (ii) (c)	**–**	**(95.4)**	–	(206.0)

(i) Accounting for derivative instruments and hedging activities

Effective since January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended (SFAS 133). The Company recorded the cumulative effect of change in other comprehensive income (loss) upon the adoption of SFAS 133 in 2001.

The Company utilizes interest rate and commodity SWAPS to enhance its ability to manage risk relating to cash flow exposure. On the earlier of the date into which the derivative contract is entered or the date of transaction, the Company designates the derivative as a hedge. Changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from accumulated other comprehensive income (loss) to the consolidated statement of income on the same line as the underlying transaction. The ineffective portion of a hedging derivative's change in fair value is recognized immediately in earnings.

Under GAAP in Canada, these derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

22. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(b) Effect on consolidated balance sheets (cont'd)

(ii) Pension and postretirement plans

GAAP in the United States requires recognition of an additional minimum liability that is at least equal to the unfunded accumulated benefit obligation, when the accumulated benefit obligation exceeds the fair value of plan assets. If an additional minimum liability is recognized, a portion is recognized as an intangible asset up to the amount of unrecognized prior service cost and net transition obligations, and the excess is recognized in a separate component in the other comprehensive income, net of tax benefits. Under GAAP in Canada, such adjustment is not required.

(iii) Share issue costs

Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained Earnings in the year when incurred.

(c) Comprehensive income

Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income (loss) in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.

	2004	2003	2002
Net income (loss), as adjusted per GAAP in the United States	**$ 141.5**	$ (16.4)	$ 283.1
Gain (loss) on hedging activities, net of income taxes of $ (10.8) ($ (5.5) in 2003 and $(3.2) in 2002) (b) (i)	**22.0**	39.2	(22.2)
Additional minimum liability, net of income taxes of $(27.4) ($37.3 in 2003 and $53.8 in 2002) (b) (ii)	**31.8**	(32.1)	(109.2)
Currency translation adjustment (a) (iv)	**56.8**	96.4	30.9
Other comprehensive income (loss)	**110.6**	103.5	(100.5)
Comprehensive income as per GAAP in the United States	**$ 252.1**	$ 87.1	$ 182.6

23. SEGMENT DISCLOSURES

The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. These segments are managed separately, since they all require specific market strategies. The Company assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges.

23. SEGMENT DISCLOSURES (CONT'D)

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market values, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among these segments.

	North America [1]	Europe	Latin America	Other	Inter-segment	Total
Revenues						
2004	**$ 5,132.4**	**$ 1,297.4**	**$ 192.4**	**$ 0.5**	**$ (0.6)**	**$ 6,622.1**
2003	5,062.7	1,151.4	177.3	0.3	(0.2)	6,391.5
2002	5,087.2	1,002.5	183.5	0.5	(2.0)	6,271.7
Depreciation and amortization						
2004	**253.5**	**69.9**	**10.7**	**1.2**	**–**	**335.3**
2003	261.4	62.7	10.2	1.6	–	335.9
2002	250.5	57.3	7.0	1.2	–	316.0
Impairment of assets, restructuring and other charges						
2004	**74.8**	**40.6**	**5.7**	**1.0**	**–**	**122.1**
2003	78.5	6.8	11.8	1.2	–	98.3
2002	(9.0)	22.1	1.0	5.5	–	19.6
Operating income (loss)						
2004	**358.9**	**9.5**	**(4.4)**	**(2.7)**	**–**	**361.3**
2003	225.6	17.5	(15.5)	(10.0)	–	217.6
2002	527.6	10.0	13.2	(23.2)	–	527.6
Additions to property, plant and equipment						
2004	**106.5**	**22.2**	**3.8**	**0.1**	**–**	**132.6**
2003	187.9	45.6	8.9	0.7	–	243.1
2002	139.9	29.5	14.1	1.0	–	184.5
Property, plant and equipment						
2004	**1,778.3**	**509.2**	**83.0**	**3.1**	**–**	**2,373.6**
2003	1,951.3	535.2	90.5	4.0	–	2,581.0
Goodwill						
2004	**2,198.3**	**445.4**	**8.2**	**–**	**–**	**2,651.9**
2003	2,192.2	391.1	7.7	–	–	2,591.0
Total assets						
2004	**4,673.9**	**1,226.5**	**221.2**	**122.8**	**–**	**6,244.4**
2003	4,828.3	1,149.5	207.1	72.0	–	6,256.9

[1] Includes Revenues amounting to $943.1 million ($907.8 million in 2003 and $867.0 million in 2002) and, property, plant and equipment amounting to $284.8 million ($294.1 million in 2003) for Canada.

The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, directories, pre-media, logistics, and other value-added services.

Revenues by product are as follows:

	2004		2003		2002	
Magazine	**$ 1,778.6**	**26.9 %**	$ 1,694.4	26.5 %	$ 1,645.8	26.3 %
Retail inserts	**1,664.4**	**25.1**	1,519.8	23.8	1,428.2	22.8
Catalogs	**1,045.9**	**15.8**	1,031.8	16.1	1,018.5	16.2
Books	**699.2**	**10.5**	698.1	10.9	733.7	11.7
Specialty printing and direct mail	**573.1**	**8.7**	619.0	9.7	604.0	9.6
Directories	**385.6**	**5.8**	356.6	5.6	391.4	6.2
Pre-media, logistics and other value-added services	**475.3**	**7.2**	471.8	7.4	450.1	7.2
	$ 6,622.1	**100.0%**	$ 6,391.5	100.0 %	$ 6,271.7	100.0 %

Five Year ***Financial Summary***

Years ended December 31
(in millions of US dollars, except per share data & other statistics)

	2004	2003	2002	2001	2000
Consolidated Results					
Revenues	**$ 6,622.1**	$ 6,391.5	$ 6,271.7	$ 6,442.7	$ 6,554.9
Operating income before depreciation and amortization and before IAROC	**844.9**	675.3	882.8	926.7	1,036.7
Operating income before IAROC	**483.4**	315.9	547.2	588.9	691.6
IAROC	**122.1**	98.3	19.6	270.0	(2.7)
Operating income	**361.3**	217.6	527.6	318.9	694.4
Net income (loss)*	**143.7**	(31.4)	279.3	22.4	295.4
Cash provided by operating activities	**487.8**	461.3	513.4	576.5	917.8
Free cash flow from operations**	**319.4**	183.3	319.8	287.2	747.3
Operating margin before depreciation and amortization and before IAROC***	**12.8%**	10.6%	14.1%	14.4%	15.8%
Operating margin before IAROC***	**7.3%**	4.9%	8.7%	9.1%	10.6%
Operating margin***	**5.5%**	3.4%	8.4%	4.9%	10.6%
Financial Position					
Working capital	**$ (35.3)**	$ (172.5)	$ (213.8)	$ (194.5)	$ (66.5)
Property, plant and equipment	**2,373.6**	2,581.0	2,610.6	2,634.0	2,683.0
Total assets	**6,244.4**	6,256.9	6,207.4	6,186.5	6,520.8
Long-term debt (including convertible notes)	**1,950.1**	2,009.0	1,822.1	2,132.2	2,208.7
First Preferred Shares	**456.6**	456.6	456.6	456.6	212.5
Equity Multiple and Subordinate Voting Shares	**1,248.7**	1,236.5	1,357.3	1,336.7	1,418.7
Debt-to-capitalization	**43:57**	44:56	40:60	46:54	47:53
Per Share Data					
Earnings (loss)*					
Diluted	**$ 0.80**	$ (0.50)	$ 1.76	$ —	$ 1.91
Diluted before IAROC	**$ 1.51**	$ 0.03	$ 1.92	$ 1.58	$ 1.90
Dividends on equity shares	**$ 0.52**	$ 0.52	$ 0.49	$ 0.46	$ 0.33
Book value	**$ 16.26**	$ 15.51	$ 15.92	$ 14.39	$ 15.47
Market price - TSE close in CDN$	**$ 25.80**	$ 26.75	$ 35.00	$ 35.88	$ 37.60
Market price - NYSE close	**$ 21.54**	$ 20.59	$ 22.32	$ 22.56	$ 25.19
Other statistics					
Capital expenditures	**$ 132.6**	$ 243.1	$ 184.5	$ 278.3	$ 242.2
Return on capital employed	**15.9%**	12.8%	17.3%	17.9%	19.5%

IAROC: Impairment of assets, restructuring and other charges

* Effective January 1, 2002, net income (loss) and earnings (loss) per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.

** Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

*** Margins calculated on revenues.

Shareholder **Information**

Average Trading Volume	
2002	397,872
2003	580,095
2004	366,655

** Value of $100 invested on December 31, 2000*

TOTAL RETURN* (in US dollars)



$115
$105
$95
$85
$75
$65
$55
IQW
S&P 500
Dec. 2000
Mar. 2001
Jun. 2001
Sep. 2001
Dec. 2001
Mar. 2002
Jun. 2002
Sep. 2002
Dec. 2002
Mar. 2003
Jun. 2003
Sep. 2003
Dec. 2003
Mar. 2004
Jun. 2004
Sep. 2004
Dec. 2004

New York Stock Exchange (in US dollars)

	High[1]	Low[1]	Close
2002	$29.60	$20.30	$22.32
2003	$24.30	$14.10	$20.59
2004	$23.52	$16.93	$21.54

Toronto Stock Exchange (in Cdn dollars)

	High[1]	Low[1]	Close
2002	$46.09	$32.25	$35.00
2003	$37.38	$20.89	$26.75
2004	$29.80	$23.22	$25.80

[1]**Closing Prices**

Stock Listing
Quebecor World Inc. Subordinate Voting Shares are listed on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol IQW.

Annual and Special Meeting
The Annual and Special General Meeting will be held at 10:00 am on May 10, 2005, at:
TVA Network
1600 de Maisonneuve Boulevard East
Montreal, Quebec

Annual Information Form
The Annual Information Form may be obtained by writing to:
Corporate Secretary
Quebecor World Inc.
612 St. Jacques Street
Montreal, Quebec
H3C 4M8

Or through SEDAR at www.sedar.com

Transfer Agent and Registrar
Computershare Trust
Company of Canada
1500 University Street, Suite 700
Montreal, Quebec
H3A 3S8

Co-Transfer Agents
Computershare Trust Company, Inc.
Denver, Colorado

Auditors
KPMG LLP

Pour obtenir la version française de ce rapport annuel, s'adresser à :
Quebecor World Inc., 612, rue Saint-Jacques, Montréal (Québec), H3C 4M8
Version électronique : www.quebecorworld.com

Quebecor World Inc.


North America
• Canada • United States
Montreal
Europe
• Austria • Belgium • Finland
• France • Spain • Sweden
• Switzerland • United Kingdom
Latin America
• Argentina • Brazil • Chile
• Colombia • Mexico • Peru

Head Office
612 St. Jacques Street, Montreal, Quebec, Canada H3C 4M8
Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624

For a complete list of locations, please log on to our Website at: **www.quebecorworld.com**

Concept and Design: Market Fusion
Designers: François Daxhelet, Tina Dostie
Photography: Daniel Auclair, TVA Publications
Pre-press and Printing: Imprimerie Quebecor World Graphique-Couleur

Cover: Euro Art Gloss 10 pt. Cover
Text: Euro Art Silk 200 M

Printed in Canada

Quebecor World

One Company, One Focus